 As filed with the Securities and Exchange Commission on April 20, 2000.

                                                Registration No. 333-33560
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    to
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ----------------

                              NVIDIA CORPORATION
            (Exact name of registrant as specified in its charter)

                               ----------------

                  Delaware                          94-3177549
         (State of incorporation )     (I.R.S. Employer Identification No.)

                              3535 Monroe Street
                             Santa Clara, CA 95051
                                (408) 615-2500
  (Address, including zip code, and telephone number, including area code of
                   Registrant's principal executive offices)

                               ----------------

                                Jen-Hsun Huang
                            Chief Executive Officer
                              NVIDIA Corporation
                              3535 Monroe Street
                             Santa Clara, CA 95051
                                (408) 615-2500
 (Name, address, including zip code, and telephone number including area code, of agent for service)

                                  Copies to:
                               James C. Gaither
                                Eric C. Jensen
                                Karyn S. Tucker
                               Alyssa R. Harvey
                             Heather L. McCormick
                              Cooley Godward LLP
                        One Maritime Plaza, 20th Floor
                            San Francisco, CA 94111
                                (415) 693-2000

  Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities or accept an offer to buy these securities until + +the registration statement filed with the Securities and Exchange Commission + +is effective. This prospectus is not an offer to sell these securities and we + +are not soliciting offers to buy these securities in any state where such +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued April 20, 2000

                                  $400,000,000
                               NVIDIA CORPORATION

                                 [NVIDIA LOGO]

                                  Common Stock
                                Debt Securities

                                  -----------

This prospectus relates to offerings from time to time by NVIDIA Corporation of shares of its common stock and debt securities. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplements carefully before you invest.

                                  -----------

Our common stock is quoted on the Nasdaq National Market under the symbol
"NVDA."

                                  -----------

INVESTING IN THE COMMON STOCK OR DEBT SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                  -----------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

  If we sell the securities through agents or underwriters, we will include their names and the fees, commissions and discounts they will receive, as well as the net proceeds to us, in the applicable prospectus supplement.

              , 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About This Prospectus.....................................................    i
Prospectus Summary........................................................    1
The Securities We May Offer...............................................    3
Risk Factors..............................................................    4
Forward-Looking Information...............................................   14
Ratio of Earnings to Fixed Charges........................................   14
Use of Proceeds...........................................................   15
Common Stock Price Range..................................................   15
Dividend Policy...........................................................   15
Selected Financial Data...................................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   17
Business..................................................................   23
Management................................................................   32
Principal Stockholders....................................................   35
Description Of Capital Stock..............................................   37
Description of Debt Securities............................................   39
Plan of Distribution......................................................   47
Legal Matters.............................................................   48
Experts...................................................................   48
Where You Can Find More Information.......................................   48
Index to Financial Statements.............................................  F-1

                               ----------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

  "NVIDIA," the NVIDIA logo, "GeForce 256," the GeForce 256 logo, "NVIDIA Quadro," "NVIDIA Vanta" and "Vanta" are our trademarks. Other brands, names and trademarks appearing in this prospectus are the property of their respective owners.

                               ----------------

                             ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf registration process, we may sell the common stock and debt securities in one or more offerings up to a total dollar amount of $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell common stock and debt securities, we will provide a prospectus supplement that will contain more specific information, as set forth below under "The Securities We May Offer." Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under "Where You Can Find More Information."

                               PROSPECTUS SUMMARY

  This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. To understand the terms of the securities, you should read this prospectus with the accompanying prospectus supplement carefully. Together, these documents describe the specific terms of the securities we are offering. You should also carefully read the section titled "Risk Factors" in this prospectus and the accompanying prospectus supplement and the documents identified under "Where You Can Find More Information."

Overview

  We design, develop and market a "top-to-bottom" family of award-winning 3D graphics processors, graphics processing units, or GPUs, and related software that set the standard for performance, quality and features for every type of desktop personal computer, or PC, user, from professional workstations to low-cost PCs. Our 3D graphics processors are used in a wide variety of applications, including games, the Internet, industrial design, e-commerce, enterprise visualization and education. Our graphics processors were the first to incorporate a 128-bit multi-texturing graphics architecture designed to deliver to users of our products a highly immersive, interactive 3D experience with compelling visual quality, realistic imagery and motion, stunning effects, and complex object and scene interaction at real-time frame rates. The NVIDIA TNT2, TNT2 M64 and Vanta graphics processors deliver high performance 3D and 2D graphics at an affordable price, making them the graphics hardware of choice for a wide range of applications for both consumer and commercial use. Our graphics processors are designed to be architecturally compatible backward and forward, giving our original equipment manufacturer, or OEM, customers and end users a low cost of ownership. We are recognized for developing the world's first GPU, our latest generation graphics processor, which incorporates independent hardware transform and lighting processing units along with a complete rendering pipeline into a single-chip architecture. Our GPUs, the GeForce 256 and NVIDIA Quadro, process over 200 billion operations per second and increase the PC's ability to render high-definition 3D scenes in real-time. Our GPU family provides superior processing and rendering power at competitive prices and is architected to deliver the maximum performance from industry standards such as Microsoft Corporation's Direct3D application programming interface, or API, and Silicon Graphics Inc.'s, or SGI's, OpenGL API on Windows 98, Windows 2000 and Linux platforms alike. We are also developing an integrated core logic/graphics chipset called Aladdin TNT2 through a partnership with Acer Laboratories Inc., or ALi, one of the leading suppliers of core logic chipsets for the PC. The Aladdin TNT2 chipset is intended to bring NVIDIA-class industry-leading graphics performance and visual quality to the value PC segment.

  We designed our GPUs and graphics processors to enable PC OEMs and add-in board manufacturers to build award-winning products by delivering state-of-the-art interactive 3D graphics capability to end users while maintaining affordable prices. We believe that a PC's interactive 3D graphics capability represents one of the primary means by which users differentiate among various systems. PC users today can easily differentiate the quality of graphics and prefer personal computers that provide a superior visual experience. We believe that by developing 3D graphics solutions that provide superior performance and address the key requirements of the PC market, we will accelerate the adoption of 3D graphics throughout this market. The benefits and performance of the NVIDIA family of 3D graphics processors have received significant industry validation and have enabled our customers to win over 400 industry awards. Our graphics processors, GPUs and related software currently are designed into products offered by virtually every leading branded PC OEM, including the Acer Group, Compaq Computer Corporation, Dell Computer Corporation, eMachines, Inc., Gateway, Inc., Hewlett-Packard Company, International Business Machines Corporation, Micron Technology, Inc., Packard Bell NEC, Inc. and Sony Corporation, as well as leading contract electronics manufacturers, or CEMs, including Celestica Hong Kong Ltd., Intel Corporation, Mitac International Corporation, Micro-Star International Co., Ltd., SCI Systems, Inc. and VisionTek, Inc. and leading add-in board manufacturers, including ASUSTeK Computer Inc., Canopus Corporation, Creative Technology Ltd., ELSA AG, and Guillemot Corporation. NVIDIA's products are distributed through a worldwide channel that includes PC OEM, add-in card and motherboard partners in Europe, Asia and North America. NVIDIA's products deliver leading-edge performance in all areas of visual computing including: 3D and 2D graphics, VGA and digital video.

  We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our executive offices are located at 3535 Monroe Street, Santa Clara, California 95051, and our telephone number is (408) 615-2500. Our web site is located at www.nvidia.com. Information contained on our web site should not be deemed to be part of this prospectus.

Recent Developments

  On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in a product under development by Microsoft. In April 2000, Microsoft paid us $200 million as an advance against graphics chip purchases and for licensing our technology. Microsoft may terminate the agreement at any time and if termination occurs prior to offset in full of the advance payments, we would be required to return to Microsoft up to $100 million of the prepayment and to convert the remainder into our preferred stock at a 30% premium to the 30-day average trading price of our common stock.

                             SUMMARY FINANCIAL DATA

                           Year Ended December
                                   31,             Month Ended Year Ended  Year Ended
                          -----------------------  January 31, January 31, January 30,
                           1995    1996    1997       1998        1999        2000
                          ------  ------  -------  ----------- ----------- -----------
                                    (In thousands, except per share data)
Statement of Operations
 Data:
Revenues................  $1,182  $3,912  $29,071    $13,331    $158,237    $374,505
Operating income (loss).  (6,470) (2,993)  (3,459)     1,499       4,516      54,412
Net income (loss).......  (6,377) (3,077)  (3,589)     1,347       4,130      38,098
Diluted net income
 (loss) per share.......    (.56)   (.27)    (.28)       .05         .15        1.06
Shares used in diluted
 per share
 computation(1).........  11,365  11,383   12,677     26,100      27,393      36,098
Other Data:
Ratio of earnings to
 fixed charges..........     --      --       --         37x          8x         68x

                              December 31,               January 31,
                          -----------------------  ----------------------- January 30,
                           1995    1996    1997       1998        1999        2000
                          ------  ------  -------  ----------- ----------- -----------
Balance Sheet Data:
Cash and cash
 equivalents............  $3,872  $3,133  $ 6,551    $ 7,984    $ 50,257    $ 61,560
Total assets............   6,793   5,525   25,039     30,172     113,332     202,250
Capital lease
 obligations, less
 current portion........   1,137     617    1,891      1,756       1,995         962
Total stockholders'
 equity.................   4,013   1,037    6,897      8,610      64,209     124,563

----------------
(1) See Note 1 to Financial Statements for an explanation of the determination of the number of shares used in per share computations.

                          THE SECURITIES WE MAY OFFER

  We may offer shares of our common stock and various series of debt securities, with a total value of up to $400 million, from time to time, under this prospectus at prices and on terms to be determined by market conditions at the time of offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

  .  designation or classification;

  .  aggregate principal amount or aggregate offering price;

  .  maturity, if applicable;

  .  rates and times of payment of interest or dividends, if any;

  .  redemption, conversion or sinking fund terms, if any;

  .  voting or other rights, if any;

  .  conversion prices, if any; and

  .  important federal income tax considerations.

  The prospectus supplement also may add, update or change information contained in the prospectus or in documents we have incorporated by reference. THIS PROSPECTUS MAY NOT BE USED TO COMPLETE ANY SALE OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

  We may sell the securities directly to or through agents, underwriters or dealers. We, and our agents or underwriters, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through agents or underwriters, we will include in the applicable prospectus supplement:

  .  the names of those agents or underwriters;

  .  applicable fees, discounts and commissions to be paid to them; and

  .  the net proceeds to us.

  Common Stock. We may issue shares of our common stock, from time to time. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except those matters that are submitted solely to a vote of the holders of preferred stock. Subject to any preferences of outstanding shares of preferred stock, holders of common stock are entitled to dividends when and if declared by the board of directors.

  Debt Securities. We may offer debt securities from time to time, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. The senior debt securities will rank equally with all of our other unsecured and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner described in the instrument governing the debt, to all of our senior indebtedness. Convertible debt securities will be convertible into our common stock. Conversion may be mandatory or at your option, and would be at prescribed conversion rates.

  The debt securities will be issued under indentures between us and Chase Manhattan Bank and Trust Company, N.A., a national banking association. In this prospectus, we have summarized certain general features of the debt securities. We urge you, however, to read the prospectus supplements related to the series of debt securities being offered, as well as the complete indentures, which contain the terms of the debt securities. The indentures have been filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports we file with the SEC.

                                 RISK FACTORS

  You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of the debt securities and the common stock. The prospectus supplement applicable to each type or series of securities also will contain a discussion of risks applicable to an investment in our company and to the particular types of securities that we are offering under that supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the caption "Risk Factors" in both the prospectus and the applicable prospectus supplement, together with all of the other information contained in this prospectus and the prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part.

  Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus and in the applicable prospectus supplements and in the documents incorporated by reference. Such statements relate to our expectations about future events and time periods. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

   Our operating results are unpredictable and may fluctuate.

  Many of our revenue components fluctuate and are difficult to predict, and our operating expenses are largely independent of revenue in any particular period. It is therefore difficult for us to accurately forecast revenue and profits or losses. We believe that our quarterly and annual results of operations will be affected by a variety of factors that could adversely affect our revenue, gross profit and results of operations.

  Factors that have affected our results of operations in the past, and could affect our results of operations in the future, include the following:

  . demand and market acceptance for our products and/or our customers' products;

  . the successful development and volume production of next-generation products;

  .  new product announcements or product introductions by our competitors;

  . our ability to introduce new products in accordance with OEM design requirements and design cycles;

  . changes in the timing of product orders due to unexpected delays in the introduction of our customers' products;

  . fluctuations in the availability of manufacturing capacity or manufacturing yields;

  . competitive pressures resulting in lower than expected average selling prices;

  .  rates of return in excess of those forecasted or expected;

  .  the rescheduling or cancellation of customer orders;

  . the loss of a key customer or the termination of a strategic relationship;

  .  seasonal fluctuations associated with the PC market;

  . substantial disruption in our suppliers' operations, either as a result of a natural disaster, equipment failure or other cause;

  . supply constraints for and changes in the cost of the other components incorporated into our customers' products, including memory devices;

  .  our ability to reduce the manufacturing costs of our products;

  .  legal and other costs related to intellectual property matters;

  .  unexpected inventory write-downs; and

  . introductions of enabling technologies to keep pace with faster generations of processors and controllers.

  Any one or more of the factors discussed above could prevent us from achieving our expected future revenue or net income.

  Because most operating expenses are relatively fixed in the short term, we may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall. We may be required to reduce prices in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require us to invest significantly greater resources than anticipated in research and development or sales and marketing efforts, our business could suffer. Accordingly, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year.

   Our 3D graphics solution may not continue to be accepted by the PC market.

  Our success will depend in part upon continued broad adoption of our 3D graphics processors for high performance 3D graphics in PC applications. The market for 3D graphics processors has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, often caused by the publication of competitive industry benchmark results, changes in dynamic random memory devices pricing and other changes in the total system cost of add-in boards, as well as by severe price competition and by frequent new technology and product introductions. Only a small number of products have achieved broad market acceptance and such market acceptance, if achieved, is difficult to sustain due to intense competition. Since we have no other product line, our business would suffer if for any reason our current or future 3D graphics processors do not continue to achieve widespread acceptance in the PC market. If we are unable to complete the timely development of or successfully and cost-effectively manufacture and deliver products that meet the requirements of the PC market, our business would be harmed.

   Our integrated graphics product may not be accepted by the PC market.

  We expect that integrated graphics chipset products will become an increasing part of the lower cost segment of the PC graphics market. We have only recently introduced a 3D graphics processor targeted at this segment. If this product is not competitive in this segment and the integrated chipset segment continues to account for an increasing percentage of the units sold in the PC market, our business may suffer.

   We need to develop new products and to manage product transitions in order to succeed.

  Our business will depend to a significant extent on our ability to successfully develop new products for the 3D graphics market. Our add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles. Accordingly, our existing products must have competitive performance levels or we must timely introduce new products with such performance characteristics in order to be included in new system configurations. This requires that we do the following:

  .  anticipate the features and functionality that consumers will demand;

  . incorporate those features and functionality into products that meet the exacting design requirements of PC OEMs and add-in board manufacturers or CEMs;

  .  price our products competitively; and

  . introduce the products to the market within the limited window for PC OEM and add-in board manufacturer.

  As a result, we believe that significant expenditures for research and development will continue to be required in the future. The success of new product introductions will depend on several factors, including the following:

  .  proper new product definition;

  .  timely completion and introduction of new product designs;

  . the ability of Taiwan Semiconductor Manufacturing Co., or TSMC, our primary manufacturer, WaferTech, a joint venture controlled by TSMC, and any additional third-party manufacturers to effectively manufacture our new products;

  .  the quality of any new products;

  .  differentiation of new products from those of our competitors; and

  .  market acceptance of our and our customers' products.

  Our strategy is to utilize the most advanced process technology appropriate for our products and available from commercial third-party foundries. Use of advanced processes has in the past resulted in initial yield problems. New products that we introduce may not incorporate the features and functionality demanded by PC OEMs, add-in board manufacturers and consumers of 3D graphics. In addition, we may not successfully develop or introduce new products in sufficient volumes within the appropriate time to meet both the PC OEMs' design cycles and market demand. We have in the past experienced delays in the development of some new products. Our failure to successfully develop, introduce or achieve market acceptance for new 3D graphics products would harm our business.

  Our failure to identify new product opportunities or to develop new products may result in production delays.

  As markets for our 3D graphics processors develop and competition increases, we anticipate that product life cycles at the high end will remain short and average selling prices, or ASPs, will continue to decline. In particular, we expect ASPs and gross margins for our 3D graphics processors to decline as each product matures and as unit volume increases. As a result, we will need to introduce new products and enhancements to existing products to maintain overall ASPs and gross margins. In order for our 3D graphics processors to achieve high volumes, leading PC OEMs and add-in board manufacturers must select our 3D graphics processor for design into their products, and then successfully complete the designs of their products and sell them. We may be unable to successfully identify new product opportunities or to develop and bring to market in a timely fashion any new products. In addition, we cannot guarantee that any new products we develop will be selected for design into PC OEMs' and add-in board manufacturers' products, that any new designs will be successfully completed or that any new products will be sold. As the complexity of our products and the manufacturing process for products increases, there is an increasing risk that we will experience problems with the performance of products and that there will be delays in the development, introduction or volume shipment of our products. We may experience difficulties related to the production of current or future products or other factors may delay the introduction or volume sale of new products we developed. In addition, we may be unable to successfully manage the production transition risks with respect to future products. Failure to achieve any of the foregoing with respect to future products or product enhancements could result in rapidly declining ASPs, reduced margins, and reduced demand for products or loss of market share. In addition, technologies developed by others may render our 3D graphics products non-competitive or obsolete or result in our holding excess inventory, either of which would harm our business.

   We rely on third-party vendors to supply us tools for the development of our new products and we may be unable to obtain the tools necessary to develop these products.

  In the design and development of new products and product enhancements, we rely on third-party software development tools. While we currently are not dependent on any one vendor for the supply of these tools, some or all of these tools may not be readily available in the future. For example, we have experienced delays in the introduction of products in the past as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. The design requirements necessary to meet consumer demands for more features and greater functionality from 3D graphics products in the future may exceed the capabilities of the software development tools available to us. If the software development tools we use become unavailable or fail to produce designs that meet consumer demands, our business could suffer.

   Our industry is characterized by vigorous protection and pursuit of intellectual property rights or positions that could result in substantial costs to us.

  The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which has resulted in protracted and expensive litigation. The 3D graphics market in particular has been characterized recently by the aggressive pursuit of intellectual property positions, and we expect our competitors to continue to pursue aggressive intellectual property positions. In addition, from time to time we receive notices alleging that we have infringed patents or other intellectual property rights owned by third parties. We expect that, as the number of issued hardware and software patents increases, and as competition in our markets intensifies, the volume of intellectual property infringement claims will increase. If infringement claims are made against us, we may seek licenses under the claimant's patents or other intellectual property rights. However, licenses may not be offered at all or on terms acceptable to us. The failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of products. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. We have agreed to indemnify certain customers for claims of infringement arising out of sale of our products. Litigation by or against us or our customers concerning infringement would likely result in significant expense to us and divert the efforts of our technical and management personnel, whether or not the litigation results in a favorable determination for us.

   We are subject to a patent infringement lawsuit that could divert our resources and result in the payment of substantial damages.

  On September 21, 1998, 3Dfx Interactive, Inc. filed a patent infringement suit against us in the United States District Court for the Northern District of California alleging infringement of a 3Dfx patent. On March 2, 1999, 3Dfx added a second patent to the suit and on May 24, 1999, 3Dfx added a third patent to the suit. The amended complaint alleges that our RIVA TNT, RIVA TNT2 and RIVA TNT2 Ultra products infringe the patents in suit and seeks unspecified compensatory and trebled damages and attorney's fees. Our current generation of products is not identified as infringing any of the patents in suit. We have filed an answer and counter-claims asserting that the patents in suit are invalid and not infringed. These assertions are supported by our investigations to date and an opinion from our patent counsel in this suit. We anticipate that the trial date will be set by the District Court after it rules on claims construction issues. We have and will continue to defend vigorously this suit. The litigation with 3Dfx has resulted, and we expect that the 3Dfx litigation will continue to result, in significant legal expenses, whether or not the litigation results in a favorable determination for us. In the event of an adverse result in the 3Dfx suit, we might be required to do one or more of the following:

  .  pay substantial damages (including treble damages);

  . permanently cease the manufacture and sale of any of the infringing products;

  .  expend significant resources to develop non-infringing products; or

  .  obtain a license from 3Dfx for infringing products.

  We have in the past been subject to patent infringement suits with SGI and S3 Incorporated, both of which were settled and resulted in cross-licenses and, in the case of SGI, payments by us.

  We may be unable to adequately protect our intellectual property.

  We rely primarily on a combination of patents, trademarks, copyrights, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. We own 28 issued United States patents, have 4 United States patent applications allowed, 25 United States patent applications pending and have 15 United States patent applications being drafted for filing. Our issued patents have expiration dates from April 14, 2015 to March 30, 2018. Our issued patents and pending patent applications relate to technology developed by us in connection with the development of our 3D graphics processors. Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents of others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets. Our failure to effectively protect our intellectual property could harm our business. We have licensed technology from third parties for incorporation in our graphics processors, and expect to continue to enter into license agreements for future products. These licenses may result in royalty payments to third parties, the cross-license of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer.

  Our failure to achieve one or more design wins would harm our business.

  Our future success will depend in large part on achieving design wins, which entails having our existing and future products chosen as the 3D graphics processors for hardware components or subassemblies designed by PC OEMs and motherboard and add-in board manufacturers. Our add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year, generally based on spring and fall design cycles. Accordingly, our existing products must have competitive performance levels or we must timely introduce new products with such performance characteristics in order to be included in new system configurations. Our failure to achieve one or more design wins would harm our business. The process of being qualified for inclusion in a PC OEM's product can be lengthy and could cause us to miss a cycle in the demand of end users for a particular product feature, which also could harm our business.

  Our ability to achieve design wins also depends in part on our ability to identify and ensure compliance with evolving industry standards. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers, including Intel and Microsoft. This would require us to invest significant time and resources to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, our ability to achieve design wins could suffer.

  We are dependent on the PC market, which may not continue to grow.

  In fiscal 2000, we derived all of our revenue from the sale of products for use in PCs. We expect to continue to derive substantially all of our revenue from the sale or license of products for use in PCs in the next several years. The PC market is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition. These factors result in short product life cycles and regular reductions of ASPs over the life of a specific product. Although the PC market has grown substantially in recent years, this growth may not continue. A reduction in sales of PCs, or a reduction in the growth rate of PC sales, would likely reduce demand for our products. Moreover, changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecast product transitions. In these cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers like us until the excess inventory has been absorbed. Any reduction in the demand for PCs generally, or for a particular product that incorporates our 3D graphic processors, could harm our business.

  The acceptance of next generation products in business PC 3D graphics may not continue to develop.

  Our success will depend in part upon the demand for performance 3D graphics for business PC applications. The market for performance 3D graphics on business PCs has only recently begun to emerge and is dependent on the future development of, and substantial end-user and OEM demand for, 3D graphics functionality. As a result, the market for business PC 3D graphics computing may not continue to develop or may not grow at a rate sufficient to support our business. The development of the market for performance 3D graphics on business PCs will in turn depend on the development and availability of a large number of business PC software applications that support or take advantage of performance 3D graphics capabilities. Currently there are only a limited number of software applications like this, most of which are games, and a broader base of software applications may not develop in the near term or at all. Consequently, a broad market for full function performance 3D graphics on business PCs may not develop. Our business prospects will suffer if the market for business PC 3D graphics fails to develop or develops more slowly than expected.

  We are dependent on a small number of customers and we are subject to order and shipment uncertainties.

  We have only a limited number of customers and our sales are highly concentrated. We primarily sell our products to add-in board and motherboard manufacturers and CEMs, which incorporate graphics products in the boards they sell to PC OEMs. Sales to add-in board manufacturers and CEMs are primarily dependent on achieving design wins with leading PC OEMs. We believe that a substantial portion of our revenue in fiscal 2000 was attributable to products that ultimately were incorporated into PCs sold by Compaq, Dell, Gateway, HP, IBM and Micron. The number of add-in board manufacturers and CEMs and leading PC OEMs is limited. We expect that a small number of add-in board manufacturers and CEMs directly, and a small number of PC OEMs indirectly, will continue to account for a substantial portion of our revenue for the foreseeable future. As a result, our business could be harmed by the loss of business from PC OEMs or add-in board manufacturers and CEMs. In addition, revenue from add-in board manufacturers, motherboard manufacturers, CEMs and PC OEMs that have directly or indirectly accounted for significant revenue in past periods, individually or as a group, may not continue, or may not reach or exceed historical levels in any future period. In October 1999, S3, a supplier of graphics processors and a competitor, completed the acquisition of Diamond Multimedia Systems, Inc., one of our largest customers. In the fourth quarter of fiscal 2000, following the consummation of the acquisition, our sales to Diamond declined significantly to only 3% of total revenue from 24% of total revenue in the second quarter of fiscal 2000. 3Dfx, a 3D graphics company and a competitor, completed the acquisition of STB Systems, Inc. in May 1999. Sales to STB, another one of our largest customers, declined significantly from prior levels following the acquisition and our relationship with STB terminated in the fourth quarter of fiscal 2000.

  We may be unable to manage our growth and, as a result, may be unable to successfully implement our strategy.

  Our rapid growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. As of January 30, 2000, we had 392 employees as compared to 248 employees as of January 31, 1999. We expect that the number of our employees will increase substantially over the next 12 months. Our future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information and control systems on a timely basis, as well as our ability to maintain effective cost controls. Further, we will be required to manage multiple relationships with various customers and other third parties. Our systems, procedures or controls may not be adequate to support our operations and our management may be unable to achieve the rapid execution necessary to successfully implement our strategy.

  We are dependent on key personnel and the loss of these employees could harm our business.

  Our performance will be substantially dependent on the performance of our executive officers and key employees. None of our officers or employees is bound by an employment agreement, and our relationships with these officers and employees are, therefore, at will. We do not have "key person" life insurance policies on any of our employees. The loss of the services of any of our executive officers, technical personnel or other key employees, particularly Jen-Hsun Huang, our President and Chief Executive Officer, would harm our business. Our success will depend on our ability to identify, hire, train and retain highly qualified technical and managerial personnel. Our failure to attract and retain the necessary technical and managerial personnel would harm our business.

  We depend on third-party fabrications to produce our products.

  We do not manufacture the semiconductor wafers used for our products and do not own or operate a wafer fabrication facility. Our products require wafers manufactured with state-of-the-art fabrication equipment and techniques. We utilize TSMC and WaferTech to produce our semiconductor wafers and utilize independent contractors to perform assembly, test and packaging. We depend on these suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields, and to deliver those products to us on a timely basis. These manufacturers may be unable to meet our near-term or long-term manufacturing requirements. We obtain manufacturing services on a purchase order basis and TSMC has no obligation to provide us with any specified minimum quantities of product. TSMC fabricates wafers for other companies, including certain of our competitors, and could choose to prioritize capacity for other users or reduce or eliminate deliveries to us on short notice. Because the lead time needed to establish a strategic relationship with a new manufacturing partner could be several quarters, there is no readily available alternative source of supply for any specific product. We believe that long-term market acceptance for our products will depend on reliable relationships with TSMC and any other manufacturers used by us to ensure adequate product supply to respond to customer demand.

  In September 1999, the earthquake in Taiwan contributed to a temporary shortage of graphics processors in the third and fourth quarters of fiscal 2000. Any substantial disruption in our suppliers' operations, either as a result of a natural disaster, equipment failure or other cause, could harm our business.

  We are dependent primarily on TSMC and we expect in the future to continue to be dependent upon third-party manufacturers to do the following:

  . produce wafers of acceptable quality and with acceptable manufacturing yields;

  . deliver those wafers to us and our independent assembly and testing subcontractors on a timely basis; and;

  . allocate to us a portion of their manufacturing capacity sufficient to meet our needs.

  Our wafer requirements represent a significant portion of the total production capacity of TSMC. Although our products are designed using TSMC's process design rules, TSMC may be unable to achieve or maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis or at an acceptable cost. Additionally, TSMC may not continue to devote resources to the production of our products, or to advance the process design technologies on which the manufacturing of our products are based. Any difficulties like these would harm our business.

  Failure to achieve expected manufacturing yields would reduce our product supply and harm our business.

  Semiconductor manufacturing yields are a function both of product design, which is developed largely by us, and process technology, which typically is proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems would require cooperation by and communication between us and the manufacturer.

The risk of low yields is compounded by the offshore location of most of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. Because of our potentially limited access to wafer fabrication capacity from our manufacturers, any decrease in manufacturing yields could result in an increase in our per unit costs and force us to allocate our available product supply among our customers. This could potentially harm customer relationships as well as revenue and gross profit. Our wafer manufacturers may be unable to achieve or maintain acceptable manufacturing yields in the future. Our inability to achieve planned yields from our wafer manufacturers could harm our business. We also face the risk of product recalls or product returns resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, our business could suffer.

  Failure to transition to new manufacturing process technologies could affect our ability to compete effectively.

  Our strategy is to utilize the most advanced process technology appropriate for our products and available from commercial third-party foundries. Use of advanced processes may have greater risk of initial yield problems. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development. We continuously evaluate the benefits of migrating to smaller geometry process technologies in order to improve performance and reduce costs. We have migrated to the .22 micron technology with the RIVA TNT2 and GeForce families of graphics processors, and we believe that the transition of our products to increasingly smaller geometries will be important to our competitive position. Other companies in the industry have experienced difficulty in migrating to new manufacturing processes and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may experience similar difficulties and the corresponding negative effects. Moreover, we are dependent on our relationships with our third-party manufacturers to migrate to smaller geometry processes successfully. We may be unable to migrate to new manufacturing process technologies successfully or on a timely basis.

  The 3D graphics industry is highly competitive and we may be unable to compete.

  The market for 3D graphics processors for PCs in which we compete is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining ASPs. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, backward-forward software support, conformity to industry standard APIs, manufacturing capabilities, price of graphics processors and total system costs of add-in boards and motherboards. We expect competition to increase both from existing competitors and new market entrants with products that may be less costly than our 3D graphics processors or may provide better performance or additional features not provided by our products. We may be unable to compete successfully in the emerging PC graphics market.

  Our primary source of competition is from companies that provide or intend to provide 3D graphics solutions for the PC market. Our competitors include the following:

  . suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI Technologies Inc., Matrox Electronics Systems Ltd. and S3;

  . suppliers of integrated core logic chipsets that incorporate 2D and 3D graphics functionality as part of their existing solutions, such as Intel, Silicon Integrated Systems and Via Technologies;

  . companies that have traditionally focused on the professional market and provide high end 3D solutions for PCs and workstations, including 3Dlabs Inc., Ltd., SGI, Evans and Sutherland Computer Corporation and Intergraph Corporation; and

  . companies with strength in the video game market, such as 3Dfx and VideoLogic Group plc.

  We may compete with Intel in the integrated low-cost chipset market.

  In June 1999, Intel began shipping the Intel 810, a 3D graphics chipset that is targeted at the low-cost PC market. Intel has significantly greater resources than we do, and our products may not compete effectively against future products introduced by Intel. In addition, we may be unable to compete effectively against Intel or Intel may introduce additional products that are competitive with our products in either performance or price or both. We expect Intel to continue to do the following:

  . invest heavily in research and development and new manufacturing facilities;

  . maintain its position as the largest manufacturer of PC microprocessors and one of the largest manufacturers of motherboards;

  .  increasingly dominate the PC platform; and

  . promote its product offerings through advertising campaigns designed to engender brand loyalty among PC users.

  Intel may in the future develop graphics add-in cards or graphics-enabled motherboards that could directly compete with graphics add-in cards or graphics-enabled motherboards that our customers may develop. In addition, due to the widespread industry acceptance of Intel's microprocessor architecture and interface architecture, including its AGP, and Intel's intellectual property position with respect to such architecture, Intel exercises significant influence over the PC industry generally. Any significant modifications by Intel to the AGP, the microprocessor or core logic components or other aspects of the PC microprocessor architecture could result in incompatibility with our technology, which would harm our business. In addition, any delay in the public release of information relating to modifications like this could harm our business.

  We are dependent on third parties for assembly and testing of our products.

  Our graphics processors are assembled and tested by Amkor Technology Inc., Siliconware Precision Industries Company Ltd., ChipPAC Incorporated and ASE. We do not have long-term agreements with any of these subcontractors. As a result of our dependence on third-party subcontractors for assembly and testing of our products, we do not directly control product delivery schedules or product quality. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of our products and could harm our business. Due to the amount of time typically required to qualify assemblers and testers, we could experience significant delays in the shipment of our products if we are required to find alternative third parties to assemble or test our products or components. Any delays in delivery of our products could harm our business.

  We are subject to risks associated with product defects and incompatibilities.

  Products as complex as those offered by us may contain defects or failures when introduced or when new versions or enhancements to existing products are released. We have in the past discovered software defects and incompatibilities with customers' hardware in certain of our products and may experience delays or lost revenue to correct any new defects in the future. Errors in new products or releases after commencement of commercial shipments could result in loss of market share or failure to achieve market acceptance. Our products typically go through only one verification cycle prior to beginning volume production and distribution. As a result, our products may contain defects or flaws that are undetected prior to volume production and distribution. The widespread production and distribution of defective products could harm our business.

  We are subject to risks associated with international operations.

  Our reliance on foreign third-party manufacturing, assembly and testing operations subjects us to a number of risks associated with conducting business outside of the United States, including the following:

  . unexpected changes in, or impositions of, legislative or regulatory requirements;

  . delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions;

  .  longer payment cycles;

  .  potentially adverse taxes;

  .  the burdens of complying with a variety of foreign laws; and

  .  other factors beyond our control.

  We also are subject to general political risks in connection with our international trade relationships. In addition, the laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States. This makes the possibility of piracy of our technology and products more likely. Currently, all of our arrangements with third-party manufacturers provide for pricing and payment in U.S. dollars, and to date we have not engaged in any currency hedging activities, although we may do so in the future. Fluctuations in currency exchange rates could harm our business in the future.

  The semiconductor industry is cyclical in nature.

  The semiconductor industry historically has been characterized by the following factors:

  .  rapid technological change;

  .  cyclical market patterns;

  .  significant ASP erosion;

  .  fluctuating inventory levels;

  .  alternating periods of overcapacity and capacity constraints; and

  . variations in manufacturing costs and yields and significant expenditures for capital equipment and product development.

  In addition, the industry has experienced significant economic downturns at various times, characterized by diminished product demand and accelerated erosion of ASPs. We may experience substantial period-to-period fluctuations in results of operations due to general semiconductor industry conditions.

  Failure in implementation of our enterprise resource planning system could adversely affect our operations.

  In December 1999, we began the implementation of an SAP A.G. system as our enterprise resource planning, or ERP, system to replace our information systems in business, finance, operations and service. The implementation is expected to occur in phases throughout fiscal 2001. We are heavily dependent upon the proper functioning of our internal systems to conduct our business. There is no assurance that we will be successful in the implementation of our ERP system. Delays in the implementation, system failure or malfunctioning may result in disruptions of operations and inability to process transactions. Our results of operations and financial position could be adversely affected if we encounter unforeseen problems with respect to this implementation.

                          FORWARD-LOOKING INFORMATION

  This prospectus contains forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on our current expectations about our company and our industry. We use words such as "expect," "anticipate," "estimate," "believe," "intend," "plan" and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from our expectations and from the results expressed in or implied by these forward-looking statements. The section captioned "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" that appears in our annual report on Form 10-K for the year ended January 30, 2000, as well as the section captioned "Risk Factors" in this prospectus and that will appear in prospectus supplements accompanying this prospectus describe some, but not necessarily all, of the factors that could cause these differences. We urge you to read those sections carefully. Except as may be required by law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Our earnings were insufficient to cover fixed charges in each of the years in the three-year period ended December 31, 1997. Additional earnings of $6.4 million, $3.1 million and $3.6 million were necessary to provide a 1:1 coverage ratio for December 31, 1995, 1996 and 1997, respectively. For the purpose of these calculations, "earnings" consist of income before taxes, plus fixed charges, and "fixed charges" consist of interest expense incurred and the portion of rental expense deemed by us to be representative of the interest factor of rental payments under leases.

                              Year Ended                        Year Ended
                             December 31,     Month Ended -----------------------
                         -------------------- January 31, January 31, January 30,
                          1995   1996   1997     1998        1999        2000
                         ------ ------ ------ ----------- ----------- -----------
Ratio of earnings to
 fixed charges..........    --     --     --      37x          8x         68x

                                USE OF PROCEEDS

  Unless otherwise described in a prospectus supplement, the net proceeds from the offering of the securities will be used to fund our anticipated growth, including anticipated increases in inventory and accounts receivable; for potential acquisitions; for costs associated with our expected move to new facilities; and for general working capital.

                           COMMON STOCK PRICE RANGE

  Our common stock is traded on the Nasdaq National Market under the symbol NVDA. Public trading of our stock began on January 22, 1999. Prior to that, there was no public market for our stock. We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends for the foreseeable future. As of January 30, 2000, we had approximately 351 stockholders of record, not including those shares held in street or nominee name.

  The following table sets forth for the periods indicated the high and low sales price for the common stock as quoted on the Nasdaq National Market:

                                                                   High   Low
                                                                  ------ ------
Year ended January 31, 1999
Fourth Quarter (beginning January 22, 1999)...................... $23.44 $18.63
Year ended January 30, 2000
First Quarter....................................................  26.25  16.00
Second Quarter...................................................  23.13  16.38
Third Quarter....................................................  28.38  16.75
Fourth Quarter...................................................  48.25  21.75
Year ended January 28, 2001
First Quarter (through April 19, 2000)........................... 148.44  35.00

  On April 19, 2000, the last reported bid price of our common stock on the Nasdaq National Market was $81.25 per share.

                                DIVIDEND POLICY

  We have never paid any cash dividends on our common stock and do not expect to pay cash dividends for the foreseeable future.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with our financial statements and the notes thereto, and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the years ended December 31, 1997, the one month ended January 31, 1998, the year ended January 31, 1999 and the year ended January 30, 2000 and the balance sheet data as of December 31, 1997, January 31, 1998 and 1999 and January 30, 2000 have been derived from and should be read in conjunction with our audited financial statements and the notes included thereto. The statement of operations data for the years ended December 31, 1995 and 1996 are derived from audited financial statements and the notes thereto not included. The balance sheet data as of December 31, 1995 and 1996 are derived from audited financial statements and the notes thereto not included.

                          Year Ended December 31,    Month Ended Year Ended  Year Ended
                          -------------------------  January 31, January 31, January 30,
                           1995     1996     1997       1998        1999        2000
                          -------  -------  -------  ----------- ----------- -----------
                                     (In thousands, except per share data)
Statement of Operations
 Data:
Revenue:
 Product................  $ 1,103  $ 3,710  $27,280    $11,420    $151,413    $374,505
 Royalty................       79      202    1,791      1,911       6,824         --
                          -------  -------  -------    -------    --------    --------
  Total revenue.........    1,182    3,912   29,071     13,331     158,237     374,505
Cost of revenue.........    1,549    3,038   21,244     10,071     109,746     235,575
                          -------  -------  -------    -------    --------    --------
Gross profit (loss).....     (367)     874    7,827      3,260      48,491     138,930
Operating expenses:
 Research and
  development...........    2,426    1,218    7,103      1,121      25,073      47,439
 Sales, general and
  administrative........    3,677    2,649    4,183        640      18,902      37,079
                          -------  -------  -------    -------    --------    --------
  Total operating
   expenses.............    6,103    3,867   11,286      1,761      43,975      84,518
                          -------  -------  -------    -------    --------    --------
  Operating income
   (loss)...............   (6,470)  (2,993)  (3,459)     1,499       4,516      54,412
Interest and other
 income (expense), net..       93      (84)    (130)       (18)        (29)      1,754
                          -------  -------  -------    -------    --------    --------
Income (loss) before
 income tax expense.....   (6,377)  (3,077)  (3,589)     1,481       4,487      56,166
Income tax expense......      --       --       --         134         357      18,068
                          -------  -------  -------    -------    --------    --------
  Net income (loss).....  $(6,377) $(3,077) $(3,589)   $ 1,347    $  4,130    $ 38,098
                          =======  =======  =======    =======    ========    ========
Basic net income (loss)
 per share..............  $  (.56) $  (.27) $  (.28)   $   .10    $    .28    $   1.28
Diluted net income
 (loss) per share.......  $  (.56) $  (.27) $  (.28)   $   .05    $    .15    $   1.06
Shares used in basic per
 share computation......   11,365   11,383   12,677     14,141      14,565      29,872
Shares used in diluted
 per share
 computation(1).........   11,365   11,383   12,677     26,100      27,393      36,098
                               December 31,                January 31,
                          -------------------------  ----------------------- January 30,
                           1995     1996     1997       1998        1999        2000
                          -------  -------  -------  ----------- ----------- -----------
Balance Sheet Data:
Cash and cash
 equivalents............  $ 3,872  $ 3,133  $ 6,551    $ 7,984    $ 50,257    $ 61,560
Total assets............    6,793    5,525   25,039     30,172     113,332     202,250
Capital lease
 obligations, less
 current portion........    1,137      617    1,891      1,756       1,995         962
Total stockholders'
 equity.................    4,013    1,037    6,897      8,610      64,209     124,563

--------
(1) See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in per share computations.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with our financial statements and notes thereto. Our fiscal years ended on December 31 from 1993 to 1997. Effective January 31, 1998, we changed our fiscal year-end financial reporting period to a 52- or 53- week year ending on the last Sunday in January. We elected not to restate the previous reporting periods ending December 31. As a result, the first and fourth quarters of fiscal 1999 (year ended January 31, 1999) are 12- and 14-week periods, respectively, with the remaining quarters being 13-week periods. All four quarters of fiscal 2000 (year ended January 30, 2000) are 13-week periods.

Overview

  We design, develop and market a "top-to-bottom" family of award-winning 3D graphics processors, GPUs and related software that set the standard for performance, quality and features for every type of desktop PC user, from professional workstations to low-cost PCs. In the first quarter of fiscal 2000, we began commercial shipment of the RIVA TNT2 family of graphics processors. During the third quarter, we launched the NVIDIA GeForce 256 and NVIDIA Quadro, the industry's first GPUs, which are the first products to incorporate transform and lighting into a single chip. The GeForce 256 and Quadro GPUs are graphics processors capable of building a new generation of e-commerce, e-business, education and entertainment applications. We expect that a significant portion of our revenue for the foreseeable future will be derived from the sale of our 3D graphics processors in the PC market. We recognize product sales revenue upon shipment, net of appropriate allowances. Our policy on sales to distributors is to defer recognition of sales and related gross profit until the distributors resell the product. Royalty revenue is generally recognized upon shipment of product to the licensee's customers. Currently, all of our product sales and our arrangements with third-party manufacturers provide for pricing and payment in U.S. dollars. We have not engaged in any foreign currency hedging activities, although we may do so in the future. Since we have no other product line, our business would suffer if for any reason our graphics processors do not achieve widespread acceptance in the PC market.

  A majority of our sales have been to a limited number of customers and sales are highly concentrated. We sell graphics processors to add-in board and motherboard manufacturers, primarily ASUSTeK, Canopus, Creative, ELSA and Guillemot and CEMs, including Celestica, Intel, Mitac, MSI, SCI and VisionTek. These manufacturers incorporate our processors in the boards they sell to PC OEMs, retail outlets and systems integrators. The ASPs for our products, as well as our customers' products, vary by distribution channel. Our four largest customers accounted for approximately 57% of revenues for fiscal 2000. Sales to Creative accounted for 17%, sales to Edom Technology Co., Ltd., an Asian distributor, accounted for 15%, sales to Diamond accounted for 15%, and sales to ASUSTeK accounted for 10% of our total revenue for fiscal 2000. Sales to STB accounted for 35%, sales to Diamond accounted for 27%, sales to Creative accounted for 13% and sales to Intel accounted for 12% of our total revenue for fiscal 1999. The number of potential customers for our products is limited, and we expect sales to be concentrated to a few major customers for the foreseeable future. In October 1999, S3, a supplier of graphics processors and a competitor, completed the acquisition of Diamond. Our sales to Diamond declined significantly to only 3% of total revenue in the fourth quarter of fiscal 2000 from 24% of total revenue in the second quarter of fiscal 2000 and Diamond is no longer one of our significant customers. 3Dfx, a 3D graphics company and a competitor, completed the acquisition of STB in May 1999. Sales to STB declined significantly from prior levels following the merger and our relationship terminated in the fourth quarter of fiscal 2000. Currently, the loss of business from Diamond and STB did not have a material impact on our revenues and profitability due to our ability to expand product sales to other customers.

  As markets for our 3D graphics processors develop and competition increases, we anticipate that product life cycles in the high end will remain short and ASPs will continue to decline. In particular, ASPs and gross margins are expected to decline as each product matures. Our add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year for the high end, typically based on spring and fall design cycles. Accordingly, our existing products must have competitive performance levels in order to be included in new system configurations, or we must timely introduce new products with such performance characteristics at costs and in sufficient volumes to maintain overall average selling prices and gross margins. Failure to achieve necessary costs and volume shipments with respect to future products or product enhancements could result in rapidly declining ASPs, reduced margins, reduced demand for products or loss of market share.

  We currently utilize TSMC and WaferTech to produce semiconductor wafers, and utilize independent contractors to perform assembly, test and packaging. We depend on these suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields, and to deliver those products to us on a timely basis. These manufacturers may not always be able to meet our near-term or long-term manufacturing requirements. Yields or product performance could suffer due to difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of a new manufacturer. The level of finished goods inventory we maintain may fluctuate and therefore a manufacturing disruption experienced by these manufacturers would impact the production of our products, which could harm our business. In addition, as the complexity of our products and the accompanying manufacturing process increases, there is an increasing risk that we will experience problems with the performance of new products and that there will be yield problems or other delays in the development or introduction of these products.

  Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. As a result, we may commit resources to the production of products without having received advance purchase commitments from customers. Any inability to sell products to which we have devoted significant resources could harm our business. In addition, cancellation or deferral of product orders could result in our holding excess inventory, which could adversely affect our profit margins and restrict our ability to fund operations. Product returns or delays or difficulties in collecting accounts receivable could result in significant charges against income, which could harm our business.

Results of Operations

  The following table sets forth, for the periods indicated, certain items in our statements of operations expressed as a percentage of total revenue.

                               Year Ended  Month  Ended Year  Ended Year  Ended
                              December 31, January 31,  January 31, January 30,
                                  1997         1998        1999        2000
                              ------------ ------------ ----------- -----------
Revenue:
  Product....................     93.8%        85.7 %       95.7%      100.0%
  Royalty....................      6.2         14.3          4.3         --
                                 -----        -----        -----       -----
    Total revenue............    100.0        100.0        100.0       100.0
Cost of revenue..............     73.1         75.5         69.4        62.9
                                 -----        -----        -----       -----
Gross profit.................     26.9         24.5         30.6        37.1
Operating expenses:
  Research and development...     24.4          8.4         15.8        12.7
  Sales, general and
   administrative............     14.4          4.8         12.0         9.9
                                 -----        -----        -----       -----
    Total operating
     expenses................     38.8         13.2         27.8        22.6
                                 -----        -----        -----       -----
    Operating income (loss)..    (11.9)        11.3          2.8        14.5
Interest and other income
 (expense), net..............     (0.4)        (0.1)         --          0.5
                                 -----        -----        -----       -----
Income (loss) before income
 tax expense.................    (12.3)        11.2          2.8        15.0
Income tax expense...........      --           1.0          0.2         4.8
                                 -----        -----        -----       -----
    Net income (loss)........    (12.3)%       10.2 %        2.6%       10.2%
                                 =====        =====        =====       =====

   Calendar Year Ended December 31, 1997 and Fiscal Years Ended January 31, 1999 and January 30, 2000

  Revenue

  Product Revenue. Product revenue was $27.3 million in 1997, $151.4 million in fiscal 1999 and $374.5 million in fiscal 2000. Product revenues increased by 455% from 1997 to fiscal 1999 and by 147% from fiscal 1999 to 2000. The growth in both periods was primarily the result of increased sales of our graphics processors and the strong demand for new products at higher unit ASPs. Revenue derived from the bundling of DDR memories with a portion of our new GeForce 256 GPU totaled $22.1 million in the second half of fiscal 2000. Revenue from sales outside of the U.S. accounted for 72% and 24% of total revenue for fiscal 2000 and 1999, respectively. Our international revenue increased 623% to $270.9 million in fiscal 2000 from $37.4 million a year ago. This increase in revenue from sales outside of the U.S. is primarily attributable to (i) the geographic limitation of the worldwide license agreement with ST Microelectronics, Inc. with respect to sales of the RIVA 128 and RIVA 128ZX graphics processors, which agreement did not restrict the sales of the RIVA TNT, RIVA TNT2 and GeForce families of processors in fiscal 2000,
(ii) increased demand for our products in the Asia Pacific and European regions, and (iii) expanded use of CEMs and add-in board manufacturers located outside the US. Revenues by geographical region are allocated to individual countries based on the location to which the products are initially shipped. The portion of revenue derived from foreign CEMs and add-in board manufacturers that are attributable to end customers in the U.S is not separately disclosed. Substantially all of our revenue from product sales in 1997 was derived from sales in the U.S. Although we achieved substantial growth in product revenue from fiscal 1999 to 2000, we do not expect to sustain this rate of growth in future periods. In addition, we expect that the ASPs of our products will decline over the lives of the products. The declines in ASPs of 3D graphics processors generally may also accelerate as the market develops and competition increases.

  Royalty Revenue. ST has a worldwide license to sell the RIVA 128 and RIVA 128ZX graphics processors. Royalty revenue from sales by ST of the RIVA 128 graphics processor and a derivative of the RIVA 128ZX graphics processor decreased to zero in fiscal 2000 due primarily to reduced sales of such products and disputes with ST regarding payment. Royalty revenue from sales by ST of the RIVA128 graphics processor represented approximately 6% of our total revenue in 1997, and royalty revenue from sales by ST of the RIVA128 graphics processor and a derivative of the RIVA128ZX graphics processor represented 4% of our total revenue in fiscal 1999. We do not expect to record or receive royalty revenue from ST in the future.

  Gross Profit

  Gross profit consists of total revenue net of allowances less cost of revenue. Cost of revenue consists primarily of the costs of semiconductors purchased from contract manufacturers (including assembly, test and packaging), manufacturing support costs (labor and overhead associated with such purchases), inventory provisions and shipping costs. Our gross profit margin in any period varies depending on the mix of types of graphics processors sold. Gross profit increased 187% from fiscal 1999 to 2000, primarily due to significant increases in unit shipments and the favorable impact of the higher margin RIVA TNT2 and GeForce graphics processors, partially offset by declining profit margins in our older product families. From 1997 to fiscal 1999, gross profit grew by 520% primarily due to the sales of the higher margin RIVA TNT graphics processor and reductions to costs of the RIVA128 graphics processor. Excluding royalty revenue, gross margin on product revenue was 22% in 1997, 28% in fiscal 1999 and 37% in fiscal 2000. In the second half of fiscal 2000, the inclusion of the DDR memories has reduced the gross margin percentage but has no incremental impact on absolute margin dollars as they are sold at cost. We expect to continue bundling DDR memories with some of our high-performance products for at least the next six months. Although we achieved substantial growth in gross profit and gross profit margin from fiscal 1999 to 2000, we do not expect to sustain these rates of growth in future periods.

  Operating Expenses

  Research and Development. Research and development expenses consist of salaries and benefits, cost of development tools and software, costs of prototypes of new products and consultant costs. Research and development expenses increased by 89% from fiscal 1999 to 2000 and by 253% from 1997 to 1999, primarily due to additional personnel and related engineering costs to support our next generation products, such as depreciation charges incurred on capital expenditures and software license and maintenance fees. We anticipate that we will continue to devote substantial resources to research and development, and we expect these expenses to increase in absolute dollars in the foreseeable future. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and our level of revenue fluctuates.

  As part of a strategic collaboration agreement with ST, we received contract funding in support of research and development and marketing efforts for the RIVA 128 and RIVA 128ZX graphics processors. Accordingly, we recorded approximately $2.3 million and $2.3 million in 1997 and fiscal 1999, respectively, as a reduction primarily to research and development, and to a lesser extent, sales, general and administrative expenses. We were obligated to provide continued development and support to ST through the end of calendar 1998.

  Sales, General and Administrative. Sales, general and administrative expenses consist primarily of salaries, commissions and bonuses earned by sales, marketing and administrative personnel, promotional and advertising expenses, travel and entertainment expenses and legal and accounting expenses. Sales, general and administrative expenses increased 96% from fiscal 1999 to 2000, primarily due to additional personnel and commissions and bonuses on sales of the RIVA TNT2 and GeForce 256 graphics processors, legal expenses associated with patent litigation and costs of being a public company. From 1997 to fiscal 1999, sales, general and administrative expenses grew 352%, primarily due to increased promotional expenses, additional personnel and commissions and bonuses on sales of the RIVA128 and RIVA TNT graphics processors. We expect sales and marketing expenses to continue to increase in absolute dollars as we expand sales and marketing efforts and increase promotional activities. While we expect sales, general and administrative expenses to continue to increase in absolute dollars as we expand our operations, we do not expect significant changes in these expenses as a percentage of revenue in future periods.

  Interest and Other Income (Expense), Net

  Interest income primarily consists of interest earned on cash and cash equivalents. Interest expense primarily consists of interest incurred as a result of capital lease obligations, and in fiscal 1999, in part, to interest on borrowings under our line of credit agreement. Interest expense remained unchanged and interest and other income increased $1.8 million from fiscal 1999 to 2000 due to higher average cash balances as a result of cash proceeds received from the initial public offering of our common stock in January 1999. For fiscal 1999 compared to 1997, interest expense was essentially unchanged, and interest and other income increased slightly by $0.1 million.

  Income Taxes

  We recorded no income taxes in 1997. The income taxes for the one month ended January 31, 1998, consisted entirely of current federal tax expense. Income taxes for the year ended January 31, 1999 of $357,000 consisted of $583,000 current federal tax expense and $226,000 deferred federal tax benefit. We had an effective tax rate of 32% in fiscal 2000. We anticipate our income tax rates for fiscal 2001 to be relatively constant, depending on the income tax attributable to foreign operations and availability of research and experimentation credits. See Note 5 of Notes to Financial Statements.

  Stock-Based Compensation

  With respect to stock options granted to employees, we recorded deferred compensation of $4.3 million in 1997 and $361,000 in the one month ended January 31, 1998. These amounts are being amortized over the vesting period of the individual options, generally four years. We amortized approximately $961,000 in 1997, $2.5 million in fiscal 1999 and $662,000 in fiscal 2000. We anticipate total amortization of approximately $113,000 in fiscal 2001. See
Note 3 of Notes to Financial Statements.

Quarterly Results of Operations

  Selected quarterly financial data included in this table has been derived from the internal quarterly financial reports for the periods shown. Effective January 31, 1998, we changed our fiscal year-end financial reporting period to a 52- or 53-week year ending on the last Sunday in January. We elected not to restate our previous reporting periods ending December 31. Fiscal quarters for fiscal 1999 ended April 26, 1998, July 26, 1998, October 25, 1998 and January 31, 1999. Fiscal quarters for fiscal 2000 ended on May 2, 1999, August 1, 1999, October 31, 1999 and January 30, 2000. This quarterly information is unaudited, but has been prepared on the same basis as the audited annual financial statements, and in the opinion of our management includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with our audited financial statements and the notes thereto included elsewhere herein. The growth in revenue and improvement in results of operations experienced by us in recent quarters are not necessarily indicative of future results. In addition, in light of our significant growth in recent quarters, we believe that period-to-period comparisons of our financial results should not be relied upon as an indication of future performance.

                                                  Quarters Ended
                         ------------------------------------------------------------------
                          April    July     Oct.    Jan.                    Oct.
                           26,      26,      25,     31,   May 2,  Aug. 1,   31,   Jan. 30,
                          1998     1998     1998    1999    1999    1999    1999     2000
                         -------  -------  ------- ------- ------- ------- ------- --------
Statement of Operations Data:
Revenue................. $28,263  $12,134  $52,303 $65,537 $71,018 $78,017 $97,015 $128,455
Cost of revenue.........  20,873   12,961   33,566  42,346  45,946  49,625  60,195   79,809
                         -------  -------  ------- ------- ------- ------- ------- --------
Gross profit (loss).....   7,390     (827)  18,737  23,191  25,072  28,392  36,820   48,646
Net income (loss).......  (1,021)  (9,652)   7,141   7,662   6,261   6,686  10,564   14,587
Basic net income (loss)
 per share.............. $  (.07) $  (.68) $   .50 $   .48 $   .21 $   .23 $   .35 $    .47
Diluted net income
 (loss) per share....... $  (.07) $  (.68) $   .26 $   .27 $   .18 $   .19 $   .29 $    .39

Seasonality

  Our quarterly operating results vary significantly depending on factors such as the timing of new product introductions, adequacy of component supply, changes in component costs, variations in our product mix, seasonal promotions by us and our customers and competitive pricing pressures. Because the timing of these factors may vary, the results of any particular quarter may not be indicative of results for the entire year or any future period. In addition, the PC market generally experiences weaker sales during the summer months.

Liquidity and Capital Resources

  As of January 30, 2000, we had $61.6 million in cash and cash equivalents, an increase of $11.3 million over the same balance at the end of fiscal 1999. We historically have held our cash balances in cash equivalents such as money market funds or as cash. We place the money market funds with high-quality financial institutions and limit the amount of exposure with any one financial institution. We had $124.6 million of noncancelable manufacturing commitments outstanding at January 30, 2000. See Note 4 of Notes to Financial Statements.

  In July 1999, we entered into an amended loan and security agreement with a bank, which included a $10.0 million revolving loan agreement with a borrowing base equal to 80% of eligible accounts. Borrowings under the line of credit bear interest at the prime rate and are due in July 2000. Covenants governing the loan agreement require the maintenance of certain financial ratios. As of January 30, 2000, we had no outstanding borrowings against the line of credit.

  Operating activities generated cash of $15.9 million during fiscal 2000 and used cash of $1.9 million and $1.2 million, during fiscal 1999 and 1997, respectively. The increase from fiscal 1999 to 2000 was due to a substantial increase in net income, offset by changes in operating assets and liabilities. Our accounts receivable are highly concentrated. At January 30, 2000, the four largest customers accounted for approximately 37% of accounts receivable. Although we have not experienced any significant bad debt write-offs to date, we may be required to write off bad debt in the future, which could harm our business. In June 1999, we repurchased 428,572 shares of our common stock from a major customer in settlement for a portion of then outstanding accounts receivable in the amount of $7.5 million.

  To date, our investing activities have consisted primarily of purchases of property and equipment. Our capital expenditures, including capital leases, increased from $5.8 million in 1997 to $10.1 million in fiscal 1999, and to $22.9 million in fiscal 2000. The increase from fiscal 1999 to 2000 was primarily attributable to a $10.0 million obligation pursuant to a long-term licensing agreement with a supplier. For fiscal 1999 compared to 1997, the increase was primarily due to additional capital leases and purchases of computer equipment, including workstations and servers to support increased research and development activities. We expect capital expenditures to increase as we further expand research and development initiatives and as our employee base grows. The timing and amount of future capital expenditures will depend primarily on our future growth. We expect to spend approximately $30.0 million for capital expenditures in fiscal 2001, primarily for software licenses, emulation equipment, purchase of computer and engineering workstations, and enterprise resource planning system implementation.

  Financing activities provided cash of $7.0 million during fiscal 2000, compared to $52.0 million and $7.3 million during fiscal 1999 and 1997, respectively, due primarily to proceeds of $37.5 million from the initial public offering of 3.5 million shares of common stock in January 1999 and $11.0 million in subordinated non-interest bearing notes issued in July and August 1998. In March 1999, we used $5.0 million to repay in full amounts outstanding under a bank line of credit.

  On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in a product under development by Microsoft. In April 2000, Microsoft paid us $200 million as an advance against graphics chip purchases and for licensing our technology. Microsoft may terminate the agreement at any time and if termination occurs prior to offset in full of the advance payments, we would be required to return to Microsoft up to $100 million of the prepayment and to convert the remainder into preferred stock of NVIDIA at a 30% premium to the 30-day average trading price of our common stock.

  In April 2000, we entered into leases for our new headquarters complex in Santa Clara, California. Our new complex will be comprised of four buildings, representing approximately 500,000 total square feet. We expect the first phase of two buildings consisting of approximately 250,000 square feet to be completed in June 2001, the second phase of one building consisting of approximately 125,000 square feet to be completed in July 2001 and the last phase to be completed in March 2002. The leases expire in 2012 and include two seven-year renewals at our option. Future minimum lease payments under these operating leases total approximately $240 million over the terms of the leases.

  We believe that our existing cash balances, anticipated cash flows from operations and existing credit facilities, will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. Additional financing may not be available on favorable terms or at all and may be dilutive to our then-current stockholders. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business.

Year 2000 Compliance

  The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software like this may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

  Through the first two months of the year 2000, our operations were fully functioning and we have not experienced any significant issues associated with the Year 2000 problem. At our offices worldwide, we have not experienced any significant Year 2000-related issue that would affect our ability to ship, sell or service our products and our customers have not reported any consequential Year 2000 incidents. While we are encouraged by the success of our Year 2000 efforts and that of our customers and partners, we will continue to offer Year 2000 support to customers and monitor our own operations.

                                   BUSINESS

Overview

  We design, develop and market a "top-to-bottom" family of award-winning 3D graphics processors, GPUs and related software that set the standard for performance, quality and features for every type of desktop PC user, from professional workstations to low-cost PCs. Our 3D graphics processors are used in a wide variety of applications, including games, the Internet and industrial design. Our graphics processors were the first to incorporate a 128-bit multi-texturing graphics architecture designed to deliver to users of our products a highly immersive, interactive 3D experience with compelling visual quality, realistic imagery and motion, stunning effects, and complex object and scene interaction at real-time frame rates. The NVIDIA TNT2, TNT2 M64 and Vanta graphics processors deliver high performance 3D and 2D graphics at an affordable price, making them the graphics hardware of choice for a wide range of applications for both consumer and commercial use. Our graphics processors are designed to be architecturally compatible backward and forward, giving our OEM customers and end users a low cost of ownership. We are recognized for developing the world's first GPU, our latest generation graphics processor, which incorporates independent hardware transform and lighting processing units along with a complete rendering pipeline into a single-chip architecture. Our GPUs, the GeForce 256 and NVIDIA Quadro, process over 200 billion operations per second and increase the PC's ability to render high-definition 3D scenes in real-time. Our GPU family provides superior processing and rendering power at competitive prices and is architected to deliver the maximum performance from industry standards such as Microsoft's Direct3D API and SGI's OpenGL API on Windows 98, Windows 2000 and Linux platforms alike. We are also developing an integrated core logic/graphics chipset called Aladdin TNT2 through a partnership with ALi, one of the leading suppliers of core logic chipsets for the PC. The Aladdin TNT2 chipset is intended to bring NVIDIA-class graphics performance and quality to the value PC segment.

  Our products currently are designed into products offered by virtually every leading branded PC OEM, such as Acer, Compaq, Dell, eMachines, Gateway, HP, IBM, Micron, Packard Bell NEC and Sony, as well as leading CEMs, including Celestica, Intel, Mitac, MSI, SCI and VisionTek, and leading add-in board manufacturers, including ASUSTek, Canopus, Creative, ELSA and Guillemot. The benefits and performance of the NVIDIA family of 3D graphics processors have received significant industry validation and have enabled our customers to win over 400 industry awards, including PC Magazine's "Editor's Choice" award, Edge Magazine's "Hardware Innovation of the Year" and MicroDesign Research's "1999 Analyst's Choice for Best 3D Processor," all of which were for products incorporating the GeForce processor.

Industry Background

  Interactive 3D graphics technology is emerging as one of the significant new computing developments since the introduction of the graphical user interface. 3D graphics is a powerful digital medium that enables the communication and visualization of the simplest information to the most complex, whether it is professional applications like CAD/CAM and digital content creation, commercial applications like financial analysis and business-to-business collaboration or simply surfing the internet or playing games. The visually engaging and interactive nature of 3D graphics responds to consumers' demands for a convincing simulation of reality beyond what is possible with traditional 2D graphics. The fundamental interactive capability of 3D graphics is expected to make it the visual portal to a digitally connected world.

  Interactive 3D graphics is required across various computing and entertainment platforms, such as workstations, consumer and commercial desktop PCs, internet appliances, hand held devices and home gaming consoles. Continuing advancements in semiconductor manufacturing have made available more powerful and affordable microprocessors and 3D graphics processors, both of which are essential to deliver interactive 3D graphics to the PC market. Additionally, the industry has broadly adopted Microsoft's Direct3D API and SGI's OpenGL API, which serve as a common and standard language between software applications and 3D graphics processors, allowing the development of numerous 3D games, which has, in turn, increased strong consumer demand.

  We believe that a PC's interactive 3D graphics capability represents one of the primary means by which users differentiate among various systems. PC users today can easily differentiate the quality of graphics and prefer personal computers that provide a superior visual experience. These factors have dramatically increased demand for 3D graphics processors. Mercury Research estimates that 3D graphics will be standard in every PC unit shipped by 2001. Mercury Research also estimates that 126.8 million desktop 3D graphics processors were sold worldwide in 1999 and 275.8 million will be sold worldwide in 2004.

  The technology required to create interactive and visually engaging 3D graphics is algorithmically complex and computationally intensive. To deliver high quality interactive 3D graphics, advanced 3D GPUs require millions of transistors to process billions of arithmetic operations per second. Current 3D GPUs, like the GeForce 256, are over 100 times more complex than 2D accelerators and comparable to the complexity of Intel Pentium(R) III microprocessors. Yet despite these ongoing advances, PC 3D graphics available today cannot deliver in real time the quality of graphics seen in digitally-created films like "Toy Story 2." 3D graphics like those required over 1,400 powerful workstations to render 122,699 movie frames, each of which required 10 minutes to 3 days to complete. For PCs to provide this level of 3D graphics capability, the performance of 3D graphics processors will need to be improved by several more orders of magnitude, with the ultimate goal being to achieve "real world" graphics performance even beyond that seen in "Toy Story 2."

  We believe that a substantial market opportunity exists for providers of performance 3D graphics processors for the PC market, particularly as performance 3D graphics have become an increasingly important requirement and point of differentiation for PC OEMs. Consumer PC users demand a compelling visual experience and compatibility with existing and next-generation 3D graphics applications at an affordable price. Application developers require high-performance, standards-based 3D architectures with broad market penetration. Since graphics is a key point of differentiation, PC OEMs continually seek to incorporate leading-edge cost-effective 3D graphics solutions to build award-winning products. We believe that providers of interactive 3D graphics solutions will compete based on their ability to leverage their technology expertise to simultaneously meet the needs of end users, application developers and OEMs.

Our Solution

  We designed our GPU's and graphics processors to enable PC OEMs and add-in board manufacturers to build award-winning products by delivering state-of-the-art interactive 3D graphics capability to end users while maintaining affordable prices. We believe that a PC's interactive 3D graphics capability represents one of the primary means by which users differentiate among various systems. PC users today can easily differentiate the quality of graphics and prefer personal computers that provide a superior visual experience. We believe that by developing 3D graphics solutions that provide superior performance and address the key requirements of the PC market, we will accelerate the adoption of 3D graphics throughout this market. We combine scalable architectural technology with mass market economies-of-scale to deliver a complete family of products that span workstations to low-cost value PCs.

  The key features and benefits of our solution are as follows:

  Advanced Scalable Single-Chip Graphics Architectures. In each of the past three years, we have introduced a graphics processor that has subsequently defined the 3D graphics standard widely adopted by the PC industry. In 1997, we delivered the industry's first 128-bit graphics processor with the RIVA
128. In 1998, we introduced the industry's first dual pixel pipeline with the RIVA TNT. In 1999, we introduced the world's first GPU by integrating transform and lighting into the graphics processor with the GeForce 256. Each of these generations then serves as a foundation for an architecturally compatible family that is designed to offer additional products focused on either enhanced performance and features or lower cost.

  High-Performance, Forward-Backward Compatible Software Drivers. NVIDIA graphics processors include an extensive set of reference drivers that translate between the software API and hardware. The software driver is designed to maximize performance of the graphics processor and to maintain compatibility with each successive generation of our products. The software drivers have the flexibility to be continually enhanced in order to further improve the performance of the processors. We believe that the high performance of our graphics processors provides a competitive advantage to our OEM customers, enabling them to differentiate their systems from those of other PC vendors.

  We are the only graphics vendor that offers a family of graphics processors that are binary software compatible, enabling both forward and backward compatibility and a top-to-bottom product family. This is achieved through an innovative graphics architecture that virtualizes the software interface allowing us to innovate below API. This compatibility provides OEMs and end users with a great degree of flexibility.

  Feature-Optimized, Standards-Based. The NVIDIA family of graphics processors are architected to take full advantage of industry standards such as Microsoft's Direct3D and SGI's OpenGL. By working closely with Microsoft and SGI, our family of graphics processors provide the most feature complete, performance optimized drivers from one generation to the next. The standards-compliant design of our graphics processors provides OEMs maximum flexibility in the design and use of the systems. In particular, we believe that our focus on the industry standard API's positions us well in the PC market as these standards proliferate and support more advanced 3D visuals. Direct3D and OpenGL have gained broad developer support, with numerous 3D titles currently using those APIs.

Our Strategy

  Our objective is to ultimately be the leading supplier of performance graphics processors for PCs, laptops, Internet appliances, handhelds and any future computing device with a display. Our current focus is on the PC market and we plan to expand into other segments. Our strategy to achieve this objective includes the following key elements:

  Build Award-Winning, Architecturally-Compatible 3D Graphics Product Families for the PC Market. Our strategy is to achieve market share leadership in the PC market by providing award-winning performance at every price point. By developing 3D graphics solutions that provide superior performance and address the key requirements of the PC market, we believe that we will accelerate the adoption of 3D graphics throughout the PC market. As part of our strategy to broadly address the PC market, we have closely aligned our product development with Direct3D and OpenGL, which we believe maximizes third-party software support.

  Target Leading OEMs. Our strategy is to enable our leading OEM customers to differentiate their products in a highly competitive marketplace by using our 3D graphics processors. We believe that design wins with these industry leaders provide market validation of our products, increase brand awareness and enhance our ability to penetrate additional leading customer accounts. In addition, we believe that close relationships with OEMs will allow us to better anticipate and address customer needs with our future generations of products. Our products currently are designed into products offered by virtually every leading branded PC OEM, such as Acer, Compaq, Dell, eMachines, Gateway, HP, IBM, Micron, Packard Bell NEC and Sony.

  Sustain Technology and Roadmap Leadership in 3D Graphics. We are focused on leveraging our advanced engineering capabilities to accelerate the quality and performance of 3D graphics in PCs. A fundamental aspect of our strategy is to actively recruit the best 3D graphics engineers in the industry, and we believe that we have assembled an exceptionally experienced and talented engineering team. The number of our employees engaged in research and development activities increased to 214 at January 30, 2000 from 117 at January 31, 1999. Our research and development strategy is to focus on concurrently developing multiple generations of graphics processors using independent design teams. We have in the past and intend to continue to leverage this advantage to achieve new levels of graphics features and performance, enabling our customers to achieve award-winning performance in their products.

  Increase Market Share. We believe that substantial market share will be important to achieving success in the 3D graphics business. We intend to achieve a leading share of the market by devoting substantial resources towards building award-winning families of products for a wide range of applications.

NVIDIA Architecture, Products and Products Under Development

  3D Graphics Processing Architecture

  3D graphics processors create two-dimensional images, which can be displayed on computer monitors or other output devices, from computer specifications of three-dimensional objects or "models." These two-dimensional images are typically the perspective view of the objects from an eye-point that changes with time, and as such are computationally very intensive. The 3D effect arises from a variety of visual cues, such as perspective, occlusion, surface shading, shadows, focus and motion. Convincing realism arises from precise calculation of these and other effects, and these calculations require dedicated processors, which provide far more power and bandwidth than microprocessors can deliver.

  The 3D graphics process is a series of specialized steps, often referred to as the 3D graphics pipeline. Typically, the microprocessor chooses an eye-point and decides which objects should be displayed. These are commonly communicated to the graphics subsystem via a software interface, such as Microsoft's Direct3D or SGI's OpenGL. The processing itself occurs in several steps, as depicted and described below:

       Model        (right   Transform and   (right  Polygon Setup   (right  Rasterization   (right     Display
                     arrow)     Lighting     arrow)                  arrow)                  arrow)


  Model. The model typically is expressed as a set of polygons, such as triangles, that form the basic shape of a three-dimensional object and have attributes such as position and color at each vertex.

  Transform and Lighting. In the transform and lighting step, the original position and orientation of the polygons are transformed to their new position on the screen. Based on their position and orientation, some aspects of their surface color and lighting can be computed. The 3D visual cues of perspective and motion are handled during this stage. These calculations require very high floating-point computation power and are performed either by the host microprocessor or on a higher performance GPU. Lighting occurs after transform and provides high visual impact. Lighting effects enhance the realism of a scene and bring rendered images one step closer to a "real world" perception.

  Polygon Setup. Polygon setup calculates the slopes of the polygon sides and various other derivatives that greatly accelerate the rasterization process. Although early graphics devices performed these calculations in the host microprocessor, today's 3D graphics processor perform these calculations, permitting significantly higher performance.

  Rasterization. Rasterization computes the color and other information for every pixel (dot on the screen) that a transformed polygon touches. A number of complex algorithms compute the color uniquely for each pixel, as well as perform the remaining visual cues, such as shading, shadows, focus and occlusion. This is the most computationally intensive step of the graphics pipeline and the processors are required to perform up to 1,000 calculations per pixel, with this number increasing rapidly.

  Display. Display consists of sequentially reading out the color of each pixel at a rate matched to the monitor. Unlike the other stages in the 3D graphics pipeline, which are purely digital, the signals to the monitor are analog, and the frequencies are far higher.

  The complexity of the different steps in the 3D graphics pipeline requires billions of floating-point and integer operations in real time to deliver a realistic and interactive experience. Image quality determines whether 3D computer representation looks realistic, and 3D performance determines whether a 3D system conveys a sense of fluid motion in real time. If the performance is below a certain threshold, a 3D system can in fact reduce the productivity or the enjoyment of the user, even if the image quality is high. The challenge with high-quality 3D is to deliver the processing power required to perform these computations without creating bottlenecks in the 3D graphics pipeline.

 Current Products

                                                       Key
                                                  Architectural   Performance  Commercial
  Product  Desktop Segment        End User           Features       Metrics     Ship Date
  -------  ---------------        --------        -------------   -----------  ----------
   NVIDIA     Enthusiast    Home users seeking    Hardware       15 million      August
  GeForce    Performance    the best graphics     transform and  triangles per    1999
  256 GPU                   performance and       lighting       second and
                            quality for digital   engines,       480 million
                            multimedia and        multi-         pixels per
                            entertainment         texturing      second
                            applications.         rendering
                                                  pipelines
                                                  designed to
                                                  deliver the
                                                  maximum
                                                  performance
                                                  for Direct3D
                                                  and OpenGL
                                                  applications.


   NVIDIA    Workstation    Professionals         100%           17 million     September
   Quadro                   seeking high-         hardware-      triangles per    1999
      GPU                   precision real-time   accelerated    second and
                            3D performance for    OpenGL         540 million
                            CAD/CAM, digital      transform and  pixels per
                            content creation,     lighting       second
                            scientific analysis   engines.
                            and life sciences
                            applications.


   NVIDIA     Mainstream    Home and corporate    128-bit dual-  350 million   April 1999
     TNT2                   users seeking         pixel          pixels per
                            performance and       rendering      second
                            features for          pipeline for
                            business              stunning
                            productivity and      multi-textured
                            management.           effects.


   NVIDIA       Value       Home and corporate    Low-cost 64-   286 million    July 1999
     TNT2                   users seeking the     bit memory     pixels per
      M64                   optimal combination   interface and  second
                            of performance and    package
                            features at an        delivers good
                            affordable price.     performance
                                                  and excellent
                                                  quality at a
                                                  lower cost.


   NVIDIA      Low-Cost     Home and corporate    Low-cost 64-   250 million    July 1999
    Vanta                   users seeking a       bit memory     pixels per
                            low-cost solution.    interface and  second
                                                  package
                                                  delivers good
                                                  performance
                                                  and excellent
                                                  quality at low
                                                  cost.

  NVIDIA GeForce 256 GPU

  We began commercial shipment of the NVIDIA GeForce 256 GPU in August 1999. The NVIDIA GeForce 256 is designed for the PC enthusiast and performance markets, and is our fifth-generation graphics processor.

  The world's first GPU, GeForce 256 was the first to incorporate hardware transform and lighting engines along with four-pixel per clock rendering pipelines in a single chip. Fabricated on a .22 micron process technology, the 23 million transistors GeForce 256 delivers a significant increase in geometry processing power and delivers superior performance for interactive content. The GeForce 256 supports up to 64 megabytes of single data rate, or SDR, or double data rate, or DDR, frame buffer memory. Increased memory results in a higher performance solution and the ability to run at very high color depths and resolution for outstanding quality. Other key performance features include support for a higher bandwidth connection between the processor and the graphics processor called accelerated graphics port 4X with fast write capability. This feature is now standardized on motherboard solutions from Intel and others.

  The GeForce 256 GPU also provides support for digital flat panel displays, DVD playback and HDTV support, the latest display technology for consumers and businesses. Additional support for extremely high resolution (and refresh rate) monitors is also included in the GeForce 256 GPU via a 350 MHz RAMDAC. The GeForce 256 achieves high performance through a high frequency, QuadEngine/QuadPipe architecture.

  NVIDIA Quadro Workstation GPU

  We began commercial shipment of the NVIDIA Quadro workstation GPU in September 1999. The NVIDIA Quadro is designed for the professional workstation, digital content creation and CAD/CAM markets. The Quadro GPU integrates our QuadEngine/QuadPipe architecture for optimized transform and lighting functions, critical for real-time visualization.

  The Quadro is capable of processing over 200 billion operations per second, delivering up to 17 million triangles per second and a peak texture fill rate of 540 million pixels per second. Critical for supporting traditional computer-aided design applications, the NVIDIA Quadro provides support for anti-aliased points and lines and two-sided lighting as well as native support for the OpenGL 3D API. The Quadro supports up to 128 megabytes of SDR or DDR frame buffer memory.

  NVIDIA TNT2 Graphics Processor

  We began commercial shipment of the NVIDIA TNT2 graphics processor in April 1999. The NVIDIA TNT2 is designed for the mainstream PC market. The TNT2 features our fourth-generation, 128-bit multi-texturing 3D architecture. The TNT2 extends the performance and function of the original RIVA TNT graphics processor for PC OEMs and graphics card manufacturers. Fabricated on a .22 micron process technology, the TNT2 graphics processor delivers the highest performance in its class through high frequency clock rates for the 3D processor and memory. The TNT2 supports 32 megabytes of frame buffer memory.

  NVIDIA TNT2 M64 and Vanta Graphics Processors

  NVIDIA TNT2 M64 and Vanta graphics processors are designed for the value and low-cost consumer and commercial desktop PC markets. Based on the award-winning NVIDIA TNT2 architecture, these processors offer low-cost, highly integrated choices for entry-level add-in card and motherboard solutions. The TNT2 M64 and Vanta are manufactured on a .22 micron process technology and offer good quality and performance at an affordable price. The TNT2 M64 and Vanta support up to 32 and 16 megabytes of frame buffer memory, respectively.

Future Product and Projects

  Aladdin TNT2 Integrated Chipset

  The Aladdin TNT2 is a joint development with ALi. It combines the award winning TNT2 core with ALi's M1631 North Bridge. This chipset is expected to be sold with an ALi M1535D South Bridge and to bring NVIDIA graphics performance and quality to the fast growing value PC segment. This chipset is expected to reduce overall system cost without compromising graphics performance. ALi will be responsible for the sale of this product. To our knowledge, a commercial shipment date for this product has not yet been announced.

  Microsoft Product

  On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in a product under development by Microsoft. In April 2000, Microsoft paid us $200 million as an advance against graphics chip purchases and for licensing our technology. Microsoft may terminate the agreement at any time and if termination occurs prior to offset in full of the advance payments, we would be required to return to Microsoft up to $100 million of the prepayment and to convert the remainder into preferred stock of NVIDIA at a 30% premium to the 30-day average trading price of our common stock. In addition, in the event that an individual or corporation makes an offer to purchase shares equal or greater than thirty percent (30%) of the outstanding shares of our common stock, Microsoft has first and last rights of refusal to purchase the stock. The graphics chip contemplated by the agreement is highly complex and development and release of the Microsoft product and its commercial success are dependent upon a number of factors, many of which we cannot control. There can be no assurance that we will be successful in developing the graphics chip for use by Microsoft or that the product will be developed or released, or if released, will be commercially successful.

Sales and Marketing

  Our worldwide sales strategy is a key part of our objective to become the leading supplier of performance 3D graphics processors for PCs. Our sales team works closely with PC OEMs, add-in board manufacturers and industry trendsetters to define product features, performance, price and timing of new products. Members of our sales team have a high level of technical expertise and product and industry knowledge to support a competitive and complex design win process. We also employ a highly skilled team of application engineers to assist PC OEMs and add-in board manufacturers in designing, testing and qualifying system designs that incorporate our products. We believe that the depth and quality of our design support are key to improving PC OEMs' and add-in board manufacturers' time-to-market, maintaining a high level of customer satisfaction among PC OEMs and add-in board manufacturers and fostering relationships that encourage customers to use the next generation of our products.

  In the 3D graphics market, the sales process involves influencing leading PC OEMs' and add-in board manufacturers' graphics processor purchasing decisions, achieving key design wins and supporting the product design into high volume production. These design wins in turn influence the retail and system integrator channel that is serviced by add-in board and motherboard manufacturers. Our distribution strategy is to work with a number of leading CEMs and add-in board manufacturers that have relationships with a broad range of major PC OEMs and/or strong brand name recognition in the retail channel. Currently, we sell our entire family of graphics processors directly to CEMs and add-in board manufacturers, which then sell boards with our graphics processor to leading OEMs, to retail outlets and to a large number of system integrators.

  To encourage software title developers and publishers to develop games optimized for platforms utilizing our products, we seek to establish and maintain strong relationships in the software development community. Engineering and marketing personnel interact with and visit key software developers to promote and discuss our products, as well as to ascertain product requirements and solve technical problems. Our developer program makes products available to partners prior to volume availability to encourage the development of software titles that are optimized for our products.

Backlog

  Our sales are primarily made pursuant to standard purchase orders that are cancelable without significant penalties. The quantity actually purchased by the customer as well as shipment schedules are subject to revisions to reflect changes in the customer's requirements and manufacturing availability. The semiconductor industry is characterized by short lead time orders and quick delivery schedules. In light of industry practice and experience, we do not believe that backlog as of any particular date is indicative of future results.

Manufacturing

  We have a "fabless" manufacturing strategy whereby we employ world class suppliers for all phases of the manufacturing process, including fabrication, assembly and testing. This strategy leverages the expertise of industry-leading, ISO-certified suppliers in such areas as fabrication, assembly, quality control and assurance, reliability and testing. In addition, we are able to avoid the significant costs and risks associated with owning and operating manufacturing operations. These suppliers are also responsible for procurement of raw materials used in the production of our products. As a result, we can focus resources on product design, additional quality assurance, marketing and customer support.

  Our graphics processors are fabricated by TSMC and WaferTech and assembled and tested by Amkor, Siliconware, ChipPAC, and Advanced Semiconductor Engineering. We receive semiconductor products from our subcontractors, perform incoming quality assurance, and then ship them to CEMs, motherboard and add-in board manufacturer customers, from our Santa Clara location in the U.S. and a third-party warehouse in Singapore. These manufacturers assemble and test the boards based on our design kit and test specifications, then ship the products to the retail, system integrator or OEM markets as add-in board solutions. Our hardware and software development teams work closely with certification agencies, Microsoft Windows Hardware Quality Labs, and our OEM customers to ensure both our boards and software drivers are certified for inclusion in the OEMs' products.

Research and Development

  We believe that the continued introduction of new and enhanced products designed to deliver leading 3D graphics performance and features will be essential to our future success. Our research and development strategy is to focus on concurrently developing multiple generations of graphics processors using independent design teams. Our research and development efforts are performed within specialized groups consisting of software engineering, hardware engineering, VLSI design engineering, process engineering, and architecture and algorithms. These groups act as a pipeline designed to allow the efficient simultaneous development of multiple generations of products.

  A critical component of our product development effort is our partnerships with leaders in the CAD industry. We have invested significant resources to develop relationships with industry leaders, including Avant! Corporation, Cadence Design Systems, Inc., IKOS Systems, Inc. and Synopsys, Inc., often assisting these companies in the product definition of their new products. We believe that by forming these relationships, and utilizing next-generation development tools to design, simulate and verify our products, we will be able to remain at the forefront of the 3D graphics market and to continue to develop products on a rapid basis that utilize leading-edge technology. We believe this approach assists us in meeting the new design schedules of PC manufacturers.

  We have substantially increased our engineering and technical resources as compared to prior years and have 214 full-time employees engaged in research and development as of January 30, 2000, compared to 117 employees as of January 31, 1999. Research and development expenses totaled $7.1 million in 1997, $25.1 million in the year ended January 31, 1999 and $47.4 million in the year ended January 30, 2000.

Competition

  The market for 3D graphics processors for PCs in which we compete is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining ASPs. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, backward-forward software support, conformity to industry standard APIs, manufacturing capabilities, price of graphics processors and total system costs of add-in boards or motherboards. We expect competition to increase both from existing competitors and new market entrants with products that may be less costly than our 3D graphics processors or may provide better performance or additional features not provided by our products.

  Our primary source of competition is from companies that provide or intend to provide 3D graphics solutions for the PC market. Our competitors include the following:

  . suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI Technologies Inc., Matrox Electronics Systems Ltd. and S3;

  . suppliers of integrated core logic chipsets that incorporate 2D and 3D graphics functionality as part of their existing solutions, such as Intel, Silicon Integrated Systems and Via Technologies;

  . companies that have traditionally focused on the professional market and provide high end 3D solutions for PCs and workstations, including 3Dlabs Inc., SGI, Evans and Sutherland Computer Corporation and Intergraph Corporation; and

  . companies with strength in the video game market, such as 3Dfx and VideoLogic Group plc.

Patents and Proprietary Rights

  We rely primarily on a combination of patent, trademarks, copyrights, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. We own 28 issued patents, have 4 United States patent applications allowed, have 25 United States patent applications pending and have 15 United States patent applications being drafted for filing. Our issued patents have expiration dates from April 14, 2015 to March 30, 2018. Our issued patents and pending patent applications relate to technology developed by us in connection with the development of our 3D graphics processors. We have no foreign patents or patent applications. We seek patents that have broad application in the semiconductor industry and that we believe will provide a competitive advantage. However, our pending patent applications or any future applications may not be approved, and any issued patents may not provide us with competitive advantages or may be challenged by third parties. We have licensed technology from third parties for incorporation in our graphics processors and expect to continue to enter into agreements like this for future products. These licenses may result in royalty payments to third parties, the cross-license of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer. We attempt to protect our trade secrets and other proprietary information through confidentiality agreements with manufacturers and other partners, proprietary information agreements with employees and consultants and other security measures. We also rely on trademarks and trade secret laws to protect our intellectual property.

Employees

  As of January 30, 2000 we had 392 employees, 214 of whom were engaged in research and development and 178 of whom were engaged in sales, marketing, operations and administrative positions. None of our employees is covered by collective bargaining agreements, and we believe our relationship with our employees is good.

Facilities

  We lease approximately 117,000 square feet for our headquarters in Santa Clara, California, under leases expiring in 2002. We also lease a design center consisting of approximately 2,900 square feet in one building in Durham, North Carolina, pursuant to a lease that expires in March 2002. In addition, we lease sales and administrative offices in Texas, Washington, Arizona, Singapore and the United Kingdom to support our customers. We believe that we currently have sufficient facilities to conduct our operations for the next twelve months, although we expect to continue to lease facilities throughout the world as our business requires. In April 2000, we entered into leases for our new headquarters complex in Santa Clara, California. Our new complex will be comprised of four buildings, representing approximately 500,000 total square feet. We expect the first phase of two buildings consisting of approximately 250,000 square feet to be completed in June 2001, the second phase of one building consisting of approximately 125,000 square feet to be completed in July 2001 and the last phase to be completed in March 2002. The leases expire in 2012 and include two seven-year renewals at our option.

Legal Proceedings

  On September 21, 1998, 3Dfx filed a patent infringement lawsuit against us in the United States District Court for the Northern District of California alleging infringement of a 3Dfx patent. On March 2, 1999, 3Dfx added a second patent to the suit and on May 24, 1999, 3Dfx added a third patent to the suit. The amended complaint alleges that our RIVA TNT, RIVA TNT2 and RIVA TNT2 Ultra products infringe the patents in suit and seeks unspecified compensatory and trebled damages and attorney's fees. Our current generation of products is not identified as infringing any of the patents in suit. We have filed an answer and counter-claims asserting that the patents in suit are invalid and not infringed. These assertions are supported by our investigations to date and an opinion from our patent counsel in this suit. We anticipate that the trial date will be set by the District Court after it rules on claims construction issues. We have and will continue to defend vigorously this suit. In the event of an adverse result in the 3Dfx suit, we might be required to do one or more of the following:

  .  pay substantial damages (including treble damages);

  . permanently cease the manufacture and sale of any of the infringing products;

  .  expend significant resources to develop non-infringing products; or

  .  obtain a license from 3Dfx for infringing products.

  In addition to the above litigation, from time to time we are subject to claims in the ordinary course of business, none of which in our view would have a material adverse impact on our business or financial position if resolved unfavorably.

                                  MANAGEMENT

  The following table sets forth certain information regarding our executive officers and directors as of March 20, 2000:

Executive Officers, Key Employees and Directors

             Name           Age                     Position
             ----           ---                     --------
   Jen-Hsun Huang            37 President, Chief Executive Officer and Director
   Jeffrey D. Fisher         41 Executive Vice President, Worldwide Sales
   Christine B. Hoberg       44 Chief Financial Officer
   Chris A. Malachowsky      40 Vice President, Hardware Engineering
   Curtis R. Priem           40 Chief Technical Officer
   Tench Coxe (1)            42 Director
   James C. Gaither          62 Director
   Harvey C. Jones, Jr. (1)  47 Director
   William J. Miller         54 Director
   A. Brooke Seawell (2)     52 Director
   Mark A. Stevens (2)       40 Director

--------
(1)Member of the Compensation Committee.

(2)Member of the Audit Committee.

  Jen-Hsun Huang co-founded NVIDIA in April 1993 and has served as our President, Chief Executive Officer and a member of the Board of Directors since its inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation ("LSI"), a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1983 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

  Jeffrey D. Fisher has been Executive Vice President, Worldwide Sales for NVIDIA since July 1994. From September 1988 to July 1994, Mr. Fisher held various positions at Weitek Corporation, a semiconductor technology company, where his last position was as Director of Worldwide Sales. Mr. Fisher holds a B.S.E.E. degree from Purdue University and an M.B.A. degree from Santa Clara University.

  Christine B. Hoberg has been Chief Financial Officer of NVIDIA since December 1998. From June 1992 to December 1998, Ms. Hoberg held various positions at Quantum Corporation, a mass storage company, where her last position was as Vice President, Corporate Controller. Ms. Hoberg holds a B.A. in German Studies from Stanford University and is a certified public accountant.

  Chris A. Malachowsky co-founded NVIDIA in April 1993 and has been our Vice President, Hardware Engineering since that time. From 1987 until April 1993, Mr. Malachowsky was a Senior Staff Engineer for Sun Microsystems, Inc., a supplier of enterprise network computing products. From 1980 to 1986, Mr. Malachowsky was a manufacturing design engineer at Hewlett-Packard Company. Mr. Malachowsky was a co-inventor of Sun Microsystems' GX graphics architecture and has authored 43 patents, most of which relate to graphics. Mr. Malachowsky holds a B.S.E.E. degree from the University of Florida and an M.S.C.S. degree from Santa Clara University.

  Curtis R. Priem co-founded our company in April 1993 and has been our Chief Technical Officer since that time. From 1986 to January 1993, Mr. Priem was Senior Staff Engineer at Sun Microsystems where he architected the GX graphics products, including the world's first single chip GUI accelerator. From 1984 to 1986,

Mr. Priem was a hardware engineer at GenRad, Inc., a supplier of diagnostic equipment for electronic products. From 1982 to 1984, Mr. Priem was a staff engineer for Vermont Microsystems, Inc., a personal computer company, where he architected IBM's Professional Graphics Adapter, the PC industry's first graphics processor. Mr. Priem has authored 87 U.S. and international patents, all of which relate to graphics and Input/Output Systems. Mr. Priem holds a B.S.E.E. degree from Rensselaer Polytechnic Institute.

  Tench Coxe has served as a director of NVIDIA since June 1993. Mr. Coxe is a managing director of Sutter Hill Ventures, a venture capital investment firm. Prior to joining Sutter Hill Ventures in 1987, Mr. Coxe was Director of Marketing and MIS at Digital Communication Associates. Mr. Coxe holds a B.A. degree in Economics from Dartmouth College and an M.B.A. degree from the Harvard Business School. Mr. Coxe also serves on the Board of Directors of Edify Corporation, Alteon WebSystems Inc., Copper Mountain Networks Inc., E-Loyalty Corp., Clarus Corporation, and several privately held companies.

  James C. Gaither has served as a director of NVIDIA since December 1998. Mr. Gaither has been a partner of the law firm of Cooley Godward LLP since 1971. Prior to beginning his law practice with the firm in 1969, Mr. Gaither served as a law clerk to The Honorable Earl Warren, Chief Justice of the United States, Special Assistant to the Assistant Attorney General in the United States Department of Justice and Staff Assistant to the President of the United States, Lyndon Johnson. Mr. Gaither is a former president of the Board of Trustees at Stanford University and is a member of the Board of Trustees of the Carnegie Endowment for International Peace, RAND, The William and Flora Hewlett Foundation, and the James Irvine Foundation. Mr. Gaither currently serves on the Board of Directors of Amylin Pharmaceuticals, Inc., a biotechnology company, Basic American, Inc., a food processing company, Levi Strauss & Company, a manufacturer and marketer of brand-name apparel, Blue Martini, Inc., a customer interaction company, and Siebel Systems, Inc., an information software systems company. Mr. Gaither received a B.A. in Economics from Princeton University and a J.D. from Stanford University.

  Harvey C. Jones, Jr. has served as a director of NVIDIA since November 1993. From December 1987 through February 1998, Mr. Jones held various positions at Synopsys, Inc., a developer of electronic design automation software products, where he served as President through December 1992, as Chief Executive Officer until January 1994 and as Executive Chairman of the Board until February 1998. Prior to joining Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, a computer-aided engineering company that Mr. Jones co-founded in 1981. Mr. Jones currently serves on the Board of Directors of Synopsys, Remedy Corporation, an enterprise software company, and several privately held companies. Mr. Jones holds a B.S. degree in Mathematics and Computer Sciences from Georgetown University and an M.S. degree in Management from the Massachusetts Institute of Technology.

  William J. Miller has served as a director of NVIDIA since November 1994. From April 1996 through October 1999, Mr. Miller was Chief Executive Officer and Chairman of the Board of Avid Technology, Inc., a provider of digital tools for multimedia. Mr. Miller also served as President of Avid Technology from September 1996 through October 1999. From March 1992 to October 1995, Mr. Miller served as Chief Executive Officer of Quantum Corporation, a mass storage company. He was a member of the Board of Directors, and Chairman thereof, from, respectively, May 1992 and September 1993 to August 1995. From 1981 to March 1992, he served in various positions at Control Data Corporation, a supplier of computer hardware, software and services, most recently as Executive Vice President and President, Information Services. Mr. Miller holds a B.A. and a J.D. degree from the University of Minnesota. Mr. Miller serves on the Board of Directors of Waters Corporation, a scientific instrument manufacturing company and on the Board of Directors of Innovex Inc., a manufacturer of flexible circuits.

  A. Brooke Seawell has served as a director of NVIDIA since December 1997. Mr. Seawell has been a general partner of Technology Crossover Ventures since February 2000. From 1997 to 1998, Mr. Seawell was Executive Vice President of NetDynamics, Inc., an Internet application server software company. From 1991 to 1997, Mr. Seawell was Senior Vice President and Chief Financial Officer of Synopsys, Inc., an electronic design automation software company. Mr. Seawell holds a B.A. degree in economics and an M.B.A. degree in finance from Stanford University. Mr. Seawell serves on the board of directors of Accrue Software, Inc., an Internet data collection and analysis software company, Informatica Corporation, a data integration software company, Mediaplex, Inc., a provider of e-business advertising technology and services, and several privately held companies.

  Mark A. Stevens has served as a director of NVIDIA since June 1993. Mr. Stevens has been a managing member of Sequoia Capital, a venture capital investment firm, since March 1993. Prior to that time, beginning in July 1989, he was an associate at Sequoia Capital. Prior to joining Sequoia, he held technical sales and marketing positions at Intel. Mr. Stevens holds a B.S.E.E. degree, a B.A. degree in Economics and an M.S. degree in Computer Engineering from the University of Southern California and an M.B.A. degree from the Harvard Business School. Mr. Stevens currently serves on the Board of Directors of Terayon Communication Systems, Inc., a broadband systems company, MP3.com, Inc., an online music company, MedicaLogic, Inc., an online health information company, and several privately held companies.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of February 29, 2000 by (1) each of our executive officers and directors; (2) all of our executive officers and directors as a group; and (3) each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

                                               Number of
                                                 Shares
                                              Beneficially Percentage of Shares
                    Name                        Owned(1)    Beneficially Owned
                    ----                      ------------ --------------------
Jen-Hsun Huang(2)(3).........................  2,759,500           8.7
Curtis Priem(2)(4)...........................  3,065,000           9.7
Chris Malachowsky(2)(5)......................  2,115,490           6.7
Jeffrey D. Fisher(6).........................    309,464           1.0
Christine B. Hoberg(7).......................     20,796            *
Tench Coxe(8)................................    268,459            *
James C. Gaither(9)..........................    108,242            *
Harvey C. Jones, Jr.(10).....................    292,301            *
William J. Miller(11)........................    203,094            *
A. Brooke Seawell(12)........................     66,425            *
Mark A. Stevens(13)..........................    163,218            *
All directors and executive officers as a
 group
 (11 persons)(14)............................  9,371,989           29.1

--------
  *   Less than one percent

 (1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 31,593,321 shares of common stock outstanding on February 29, 2000. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable within 60 days are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (2) The address for Messrs. Huang, Fisher, Malachowsky and Priem is c/o NVIDIA Corporation, 3535 Monroe Street, Santa Clara, California 95051.

 (3) Includes 2,308,900 shares of common stock held by The Jen-Hsun and Lori Huang Living Trust dated May 1, 1995, of which Mr. Huang is the trustee, and 250,600 shares held by J. and L. Huang Investments, L.P., of which Mr. Huang and his wife are general partners. Also includes 200,000 shares of common stock issuable upon the exercise of vested options within 60 days of February 29, 2000.

 (4) Includes 175,000 shares of common stock held by The Priem Family CRT and 1,970,000 shares held by The Priem Family Foundation. Mr. Priem disclaims beneficial ownership over the shares of common stock held by the Priem Family Foundation. Also includes 125,000 shares of common stock issuable upon the exercise of vested options within 60 days of February 29, 2000.

 (5) Includes 1,751,990 shares of common stock held by The Chris and Melody Malachowsky Living Trust dated October 20, 1994, of which Mr. Malachowsky is the trustee, and 238,500 shares of common stock held by C. and
     M. Malachowsky Investments, L.P., of which Mr. Huang and his wife are general partners. Also includes 125,000 shares of common stock issuable upon exercise of vested options within 60 days of February 29, 2000.

 (6) Includes 39,000 shares held by Jeffrey D. Fisher, as custodian for his three minor children under the Uniform Gifts to Minors Act. Also includes 27,098 shares of common stock issuable upon exercise of vested options within 60 days of February 29, 2000.

 (7) Includes 18,437 shares of common stock issuable upon exercise of vested options within 60 days of February 29, 2000.

 (8) Includes 20,526 shares of common stock held in a retirement trust over which Mr. Coxe exercises voting and investing power. Also includes 22,500 shares of common stock issuable upon exercise of vested options within 60 days of February 29, 2000.

 (9) Includes 37,666 shares of common stock held by Cooley Godward LLP, of which Mr. Gaither is a partner. Mr. Gaither disclaims beneficial ownership of such shares held by such entity, except to the extent of his pecuniary interest therein. Also includes 15,625 shares of common stock issuable upon exercise of vested options within 60 days of February 29, 2000.

 (10) Includes 22,500 shares of common stock issuable upon exercise of vested options within 60 days of February 29, 2000.

 (11) Includes 21,250 shares of common stock issuable upon exercise of vested options within 60 days of February 29, 2000.

 (12) Includes 66,425 shares of common stock issuable upon exercise of vested options within 60 days of February 29, 2000.

 (13) Includes 21,250 shares of common stock issuable upon exercise of vested options within 60 days of February 29, 2000.

 (14) Includes 665,085 shares of common stock issuable upon exercise of options held by all current directors and executive officers within 60 days of February 29, 2000.

                         DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of 200,000,000 shares of common stock, $.001 par value and 2,000,000 shares of preferred stock, $.001 par value. As of February 29, 2000, there were 31,593,321 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

  The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of the Preferred Stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of our liquidation, dissolution, or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common Stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

  Pursuant to our Amended and Restated Certificate of Incorporation, or Certificate, the Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights and the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The Board of Directors, without stockholder approval, can issue preferred Stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent our having a change in control or make removal of management more difficult. Additionally, the issuance of preferred Stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. We have no current plans to issue any of the authorized preferred stock.

Registration Rights

  In addition to the registration rights to be granted to the holder of the notes, the holders (or their permitted transferees), or Holders of approximately 786,287 shares of our common stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. If we propose to register our common stock, subject to certain exceptions, under the Securities Act, the Holders are entitled to notice of the registration and are entitled at our expense to include such shares therein, provided that the managing underwriters have the right to limit the number of such shares included in the registration. These registration rights will not apply to any offering of our common stock under this prospectus. In addition, certain of the Holders may require us, at our expense, on no more than one occasion, to file a registration statement under the Securities Act with respect to their shares of common stock. Further, certain Holders may require us, once every 12 months and, on no more than two occasions, at our expense to register the shares on Form S-3, subject to certain conditions and limitations. These rights expire in January 2004.

Anti-Takeover Effects of Provisions of Charter Documents and Delaware Law

  Charter Documents

  Our Certificate and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management. First, the Certificate provides that all stockholder action must be effected at a duly called meeting of holders and not by a consent in writing. Second, the Bylaws provide that special meetings of the holders may be called only by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by the Board of Directors. Third, the Certificate and the Bylaws provide for a classified Board of Directors. The Certificate includes a provision requiring cumulative voting for directors only if required by applicable California law. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. As a result of the provisions of the Certificate and applicable California and Delaware law, at any annual meeting whereby we had at least 800 stockholders as of the end of the fiscal year prior to the record date for the annual meeting, stockholders will not be able to cumulate votes for directors. Finally, the Bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of the Certificate and Bylaws could discourage potential acquisition proposals and could delay or prevent our having a change in control or management. These provisions also may have the effect of preventing changes in our management.

  Delaware Takeover Statute

  We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with a person characterized as an "interested stockholder" for a period of three years after the date of the transaction pursuant to which such person became an interested stockholder, unless the business combination is approved in a manner prescribed by Delaware law. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the company's voting stock.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94104 and its telephone number is (415) 743-1444.

                        DESCRIPTION OF DEBT SECURITIES

  We may issue either senior or subordinated debt securities. Senior debt or senior convertible debt securities and subordinated debt or subordinated convertible debt securities will be issued in one or more series under either a senior indenture or a subordinated indenture between us and Chase Manhattan Bank and Trust Company, N.A., a national banking association, as Trustee. In the following discussion, we sometimes refer to the two indentures as the "indentures".

  This prospectus briefly outlines the provisions of the indentures. The indentures are filed as exhibits to the registration statement and you should read the indentures for provisions that may be important to you. The indentures are substantially identical except for the subordination and negative pledge provisions described below.

Issuances in Series

  The indentures do not limit the amount of debt we may issue. We may issue the debt securities in one or more series with the same or various maturities, at a price of 100% of their principal amount or at a premium or a discount. The debt securities will not be secured by any of our property or assets.

  The prospectus supplement relating to any series of debt securities being offered will contain the specific terms relating to the offering. These terms will include some or all of the following:

  .  whether the debt securities are senior or subordinated;

  .  the total principal amount of the debt securities;

  . the percentage of the principal amount at which the debt securities will be issued and whether the debt securities will be "original issue discount" securities for U.S. federal income tax purposes. If we issue original issue discount debt securities (securities that are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance), we will describe the special United States federal income tax and other considerations of a purchase of original issue discount debt securities in the prospectus supplement;

  . the date or dates on which principal will be payable and whether the debt securities will be payable on demand by the holders on any date;

  . the manner in which we will calculate payments of principal, premium or interest and whether any payment will be fixed or based on an index or formula or the value of another security, commodity or other asset;

  .  the interest payment dates;

  .  optional or mandatory redemption terms;

  . authorized denominations, if other than $1,000 and integral multiples of $1,000;

  . the terms on which holders of the debt securities may convert or exchange these securities into or for our stock or other securities or another entity and any specific terms relating to the conversion or exchange feature;

  . the currency in which the debt securities will be denominated or principal, premium or interest will be payable, if other than U.S. dollars;

  . whether the debt securities are to be issued as individual certificates to each holder or in the form of global securities held by a depositary on behalf of holders;

  .  information describing any book-entry features;

  . whether and under what circumstances we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes and whether we can redeem the debt securities if we have to pay additional amounts;

  . the names and duties of any co-trustees, depositories, authenticating agents, paying agents, transfer agents or registrars for any series; and

  .  any other terms consistent with the above.

Payment and Transfer

  We may issue debt securities as registered securities, which means that the name of the holder will be entered in a register which will be kept by the Trustee or another of our agents, or unregistered securities.

  Unless we state otherwise in a prospectus supplement, we will make principal and interest payments at the office of the paying agent or agents we name in the prospectus supplement or by mailing a check to you at the address we have for you in the register.

  Unless we describe other procedures in a prospectus supplement, you will be able to transfer registered debt securities at the office of the transfer agent or agents we name in the prospectus supplement. You may also exchange registered debt securities at the office of the transfer agent for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms as long as the debt securities are issued in authorized denominations.

  Neither we nor the Trustee will impose any service charge for any transfer or exchange of a debt security; however, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of debt securities.

Book Entry System

  We may issue debt securities under a book-entry system in the form of one or more global securities. We will register the global securities in the name of a depositary or its nominee and deposit the global securities with that depositary. Unless we state otherwise in the prospectus supplement, The Depository Trust Company, New York, New York will be the depositary if we use a depositary.

  DTC has advised us as follows:

  .  DTC is:

    . a limited purpose trust company organized under the laws of the State of New York;

    . a "banking organization" within the meaning of the New York banking law;

    .  a member of the Federal Reserve System;

    . a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    . a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

  . DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book entry changes in accounts of its participants, eliminating the need for physical movements of securities certificates.

  . DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and others, some of whom own DTC.

  . Access to DTC's book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Following the issuance of a global security in registered form, the depositary will credit the accounts of its participants with the debt securities upon our instructions. Only persons who hold directly or indirectly through financial institutions that are participants in the depositary can hold beneficial interests in the global securities. Since the laws of some jurisdictions require certain types of purchasers to take physical delivery of such securities in definitive form, you may encounter difficulties in your ability to own, transfer or pledge beneficial interests in a global security.

  So long as the depositary or its nominee is the registered owner of a global security, we and the Trustee will treat the depositary as the sole owner or holder of the debt securities for purposes of the applicable indenture. Therefore, except as set forth below, you will not be entitled to have debt securities registered in your name or to receive physical delivery of certificates representing the debt securities. Accordingly, you will have to rely on the procedures of the depositary and the participant in the depositary through whom you hold your beneficial interest in order to exercise any rights of a holder under the indenture. We understand that under existing practices, the depositary would act upon the instructions of a participant or authorize that participant to take any action that a holder is entitled to take.

  We will make all payments of principal, premium and interest on the debt securities to the depositary. We expect that the depositary will then credit participants' accounts proportionately with these payments on the payment date and that the participants will in turn credit their customers in accordance with their customary practices. Neither we nor the Trustee will be responsible for making any payments to participants or customers of participants or for maintaining any records relating to the holdings of participants and their customers and you will have to rely on the procedures of the depositary and its participants.

  Global securities are generally not transferable. We will issue physical certificates to beneficial owners of a global security if:

  . the depositary notifies us that it is unwilling or unable to continue as depositary and we do not appoint a successor within 90 days;

  . the depositary ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor within 90 days; or

  . we decide in our sole discretion that we do not want to have the debt securities of that series represented by global securities.

Subordination

  Payment on the subordinated debt securities will, to the extent provided in the subordinated indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The subordinated debt securities also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

  Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the subordinated debt securities because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the subordinated debt securities are entitled to receive any payment or distribution. We are required under the subordinated indenture to promptly notify holders of senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.

  We may not make any payment on the subordinated debt securities if:

  . a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

  . a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called a "payment blockage notice") from us or any other person permitted to give such notice under the indenture (called a "non-payment default").

  We may resume payments and distributions on the subordinated debt securities:

  . in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

  . in case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

  No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

  If the trustee or any holder of the subordinated debt securities receives any payment or distribution of our assets in contravention of the subordination provisions on the subordinated debt securities before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

  In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

  As of January 30, 2000, no senior indebtedness was outstanding. We are not prohibited from incurring debt, including senior indebtedness, under the indentures. We may from time to time incur additional debt, including senior indebtedness.

  We are obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by the Trustee in connection with its duties relating to the debt securities. The Trustee's claims for these payments will generally be senior to those of holders of debt securities in respect of all funds collected or held by the Trustee.

Conversion Rights

  The prospectus supplement will describe, if applicable, the terms on which the holders may convert debt securities into common stock. The conversion may be mandatory or may be at the option of the holder of debt securities. The prospectus supplement will describe how the number of shares of common stock to be received upon conversion would be calculated.

Certain Definitions

  "designated senior indebtedness" shall mean senior indebtedness under the loan agreement and our obligations under any other particular senior indebtedness that expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the subordinated indenture.

  The instrument or agreement for designated senior indebtedness may place limitations and conditions on the right of senior indebtedness to exercise the rights of designated senior indebtedness.

  "indebtedness" means:

  (1) all indebtedness, obligations and other liabilities for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, or evidenced by bonds, debentures, notes or similar instruments, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

  (2) all reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers' acceptances;

  (3) all obligations and liabilities in respect of leases required in conformity with generally accepted accounting principles to be accounted for as capitalized lease obligations on our balance sheet;

  (4) all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under the lease or related document to purchase or to cause a third party to purchase the leased property;

  (5) all obligations with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase agreement or other similar instrument or agreement;

  (6) all direct or indirect guaranties or similar agreements, our obligations or liabilities to purchase, acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of others of the type described in (1) through (5) above;

  (7) any indebtedness or other obligations described in (1) through (6) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us; and

  (8) any and all refinancings, replacements, deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (7) above.

  "loan agreement" means the loan and security agreement, dated as of September 3, 1998, as amended by the amendment to loan and security agreement dated as of July 30, 1999, between NVIDIA and Imperial Bank.

  "senior indebtedness" means the principal, premium, if any, interest, including any interest accruing after bankruptcy and rent or termination payment on or other amounts due on our current or future indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by us, including any refinancings, replacements, deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above. However, senior indebtedness does not include:

  . indebtedness that expressly provides that it shall not be senior in right of payment to the subordinated debt securities or expressly provides that it is on the same basis or junior to the subordinated debt securities;

  .  our indebtedness to any of our majority-owned subsidiaries; and

  .  the subordinated debt securities.

Negative Pledge

  We have agreed in the senior indenture for the benefit of the holders of the senior debt securities that, with some exceptions, neither we nor our subsidiaries will create a lien to secure debt that is the same seniority with or subordinated to the senior debt securities, unless we secure the senior debt securities equally with the secured debt.

Consolidation, Merger, Sale or Conveyance

  The indentures do not prevent us from any consolidation or merger with any other person or the sale of all of the property of our property to any other person. In the event we undertake a consolidation, merger or sale of all of our property, however, the person with which we consolidate, merge or sell all of our property must agree:

  .  to pay the principal, premium and interest on the debt securities; and

  . to the due and punctual performance of all of the covenants and conditions of the indentures to be performed by us.

  If the debt securities are convertible for our other securities or other entities, the person with whom we consolidate, merge or sell all of our property must make provisions for the conversion of the debt securities into securities which the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.

  We must deliver to the trustee an officer's certificate and an opinion of counsel that the consolidation, merger or sale complies with the indentures.

Modification of the Indenture

  In general, our rights and obligations and the rights of the holders under the indenture may be modified if the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification consent to it. However, under the terms of the indentures, each indenture provides that, unless each affected holder agrees, we cannot make any adverse change to any payment term of a debt security such as:

  .  extending the maturity date;

  . extending the date on which we have to pay interest or make a sinking fund payment;

  .  reducing the interest rate;

  .  reducing the amount of principal we have to repay;

  . changing the currency in which we have to make any payment of principal, premium or interest;

  . modifying any redemption or repurchase right to the detriment of the holder;

  . modifying any right to convert or exchange the debt securities for another security to the detriment of the holder;

  .  impairing any right of a holder to bring suit for payment;

  . reduce the percentage of the aggregate principal amount of debt securities needed to make any amendment to the indenture or to waive any covenant or default;

  .  waive any payment default; or

  .  make any change to such sections of either indenture.

  However, if we and the Trustee agree, we can amend the indenture without notifying any holders or seeking their consent if the amendment does not materially and adversely affect any holder.

Events of Default

  When we use the term "event of default" in the indenture, here are some examples of what we mean.

  Unless otherwise specified in a prospectus supplement, an event of default with respect to a series of debt securities occurs if:

  . we fail to pay the principal or any premium on any debt security of that series when due;

  . we fail to pay interest when due on any debt security of that series for 30 days;

  . we fail to perform any other covenant in the indenture and this failure continues for 60 days after we receive written notice of it from the Trustee or from the holders of 25% in principal amount of the outstanding debt securities of such series;

  . a creditor commences involuntary bankruptcy, insolvency or similar proceedings against us and we are unable to obtain a stay or a dismissal of that proceeding within 90 days; or

  . we voluntarily seek relief under bankruptcy, insolvency or similar laws or a court enters an order for relief against us under these laws.

  The supplemental indenture or the form of security for a particular series of debt securities may include additional events of default or changes to the events of default described above. For any additional or different events of default applicable to a particular series of debt securities, see the prospectus supplement relating to such series.

  The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. By default we mean any event which is an event of default described above or would be an event of default but for the giving of notice or the passage of time.

  If an event of default occurs and continues, the Trustee or the holders of the aggregate principal amount of the debt securities specified below may require us to repay immediately (or "accelerate"):

  .  the entire principal of the debt securities of such series; or

  . if the debt securities are original issue discount securities, such portion of the principal as may be described in the applicable prospectus supplement.

  If the event of default occurs because we defaulted in a payment of principal or interest on the debt securities, then the Trustee or the holders of at least 25% of the aggregate principal amount of debt securities of that series can accelerate that series of debt securities. If the event of default occurs because we failed to perform any other covenant in the Indenture or any covenant that we agreed to for the benefit of one or more series of debt securities, then the Trustee or the holders of at least 25% of the aggregate principal amount of debt securities of all series affected, voting as one class, can accelerate all of the affected series of debt securities. If the event of default occurs because we become involved in bankruptcy proceedings then all of the debt securities under the indenture will be accelerated automatically. If the event of default occurs because we defaulted on some of our other indebtedness or because that indebtedness becomes accelerated as described above, then the Trustee or the holders of at least 25% of the aggregate principal amount of the debt securities outstanding under the indenture, voting as one class, can accelerate all of the debt securities outstanding under the indenture. Therefore, except in the case of a default by us on a payment of principal or interest on the debt securities of your series or a default due to our bankruptcy or insolvency, it is possible that you may not be able to accelerate the debt securities of your series because of the failure of holders of other series to take action.

  The holders of a majority of the aggregate principal amount of the debt securities of all affected series, voting as one class, can rescind this accelerated payment requirement or waive any past default or event of default or allow us to not comply with any provision of the indenture. However, they cannot waive a default in payment of principal of, premium, if any, or interest on, any of the debt securities.

  Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of all affected series of debt securities, voting as one class, may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities.

  We are not required to provide the Trustee with any certificate or other document saying that we are in compliance with the indenture or that there are no defaults.

Defeasance

  When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in a prospectus supplement, if we deposit with the Trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a particular series, then at our option:

  . we will be discharged from our obligations with respect to the debt securities of such series, except as to any surviving rights of registration or transfer or exchange or conversion of debt securities of that series expressly provided for; or

  . we will no longer be under any obligation to comply with the negative pledge contained in the senior indenture, and the Events of Default relating to failures to comply with covenants will no longer apply to us.

  If we are discharged from our obligations with respect to the debt securities of a particular series, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. Instead the holders will only be able to rely on the deposited funds or obligations for payment.

  We must deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for Federal income tax purposes. We must also deliver a ruling to such effect received from or published by the United States Internal Revenue Service if we are discharged from our obligations with respect to the debt securities.

Concerning the Trustee

  We have appointed Chase Manhattan Bank and Trust Company, N.A., a national banking association, the trustee under the indentures. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

Governing Law

  The laws of the State of New York will govern the indentures and the debt securities.

                             PLAN OF DISTRIBUTION

  We may sell the securities being offered by this prospectus through agents, underwriters or dealers.

  Agents designated by us from time to time may solicit offers to purchase the securities offered by this prospectus. Any agent involved in the offer or sale of those securities may be deemed to be an underwriter under the Securities Act and we will name that agent and describe any commissions payable by us to that agent in a prospectus supplement. Any agent appointed by us will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. We may be obligated under agreements with these agents to indemnify them against civil liabilities, including liabilities under the Securities Act. These agents may also engage in transactions with or perform services for us in the ordinary course of business.

  If we utilize any underwriters in any sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement. That prospectus supplement will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may be obligated under the underwriting agreements with these underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act. These underwriters may also engage in transactions with or perform services for us in the ordinary course of business.

  If we utilize a dealer in any sale of the securities in respect of which the prospectus is delivered, we will sell the securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may be obligated under agreements with these dealers to indemnify them against civil liabilities, including liabilities under the Securities Act. These dealers may also engage in transactions with or perform services for us in the ordinary course of business.

  If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery of those securities on a specified date in the future. These delayed delivery contracts will be subject to only those conditions set forth in the prospectus supplement, and we will set forth the commission payable for solicitation of these offers in the prospectus supplement.

                                 LEGAL MATTERS

  Cooley Godward LLP, San Francisco, California will provide us with an opinion as to the legality of the securities we are offering.

  Mr. Gaither, one of our directors and a partner of Cooley Godward LLP, owns 54,951 shares of our common stock and options to purchase 55,000 shares of our common stock. In addition, Cooley Godward LLP owns 37,666 shares and attorneys with Cooley Godward LLP own an aggregate of 72,653 shares of our common stock.

                                    EXPERTS

  The financial statements and schedule of NVIDIA Corporation as of January 31, 1999 and January 30, 2000 and for the year ended December 31, 1997, the one-month period ended January 31, 1998 and each of the years in the two-year period ended January 30, 2000, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND MORE INFORMATION

  We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock and debt securities we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661, and at Seven World Trade Center, New York, New York 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc at 1735 K Street, N.W., Washington, D.C. 20006.

  The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. This prospectus and the information that we file later with the SEC may update and supersede the information incorporated by reference. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  .  Annual Report on Form 10-K for the year ended January 30, 2000; and

  . The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 12, 1999.

  You may request of copy of these filings at no cost, by writing or telephoning us at the following address:

                             Corporate Secretary
                             NVIDIA Corporation
                             3535 Monroe Street
                             Santa Clara, California 95051
                             (408) 615-2500

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of KPMG LLP, Independent Auditors.................................. F-2
Balance Sheets as of January 31, 1999 and January 30, 2000................ F-3
Statements of Operations for the year ended December 31, 1997, one month ended January 31, 1998, year ended January 31, 1999 and year ended
 January 30, 2000......................................................... F-4
Statements of Stockholders' Equity for the year ended December 31, 1997, one month ended January 31, 1998, year ended January 31, 1999 and year ended January 30, 2000................................................... F-5
Statements of Cash Flows for the year ended December 31, 1997, one month ended January 31, 1998, year ended January 31, 1999 and year ended
 January 30, 2000......................................................... F-6
Notes to Financial Statements............................................. F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
NVIDIA Corporation:

  We have audited the accompanying balance sheets of NVIDIA Corporation (the Company) as of January 31, 1999 and January 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997, the one-month period ended January 31, 1998, and each of the years in the two-year period ended January 30, 2000. In connection with our audits of the financial statements, we have also audited the accompanying financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NVIDIA Corporation as of January 31, 1999 and January 30, 2000 and the results of its operations and its cash flows for the year ended December 31, 1997, the one-month period ended January 31, 1998, and each of the years in the two-year period ended January 30, 2000, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG LLP

Mountain View, California
March 6, 2000

                               NVIDIA CORPORATION

                                 BALANCE SHEETS

                       (in thousands, except share data)

                                                        January 31, January 30,
                                                           1999        2000
                                                        ----------- -----------
                        ASSETS
Current assets:
  Cash and cash equivalents............................  $ 50,257    $ 61,560
  Accounts receivable, less allowances of $2,627 and
   $6,443 in 1999 and 2000, respectively...............    20,633      67,224
  Inventory............................................    28,623      37,631
  Prepaid expenses and other current assets............     1,599       6,760
                                                         --------    --------
    Total current assets...............................   101,112     173,175
Property and equipment, net............................    11,650      25,886
Deposits and other assets..............................       570       3,189
                                                         --------    --------
                                                         $113,332    $202,250
                                                         ========    ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................  $ 35,730    $ 64,910
  Line of credit.......................................     5,000         --
  Accrued liabilities..................................     5,012       9,529
  Current portion of capital lease obligations.........     1,386       1,786
                                                         --------    --------
    Total current liabilities..........................    47,128      76,225
Capital lease obligations, less current portion........     1,995         962
Long-term payable......................................       --          500
Commitments and contingencies
Stockholders' equity:
  Common stock, $.001 par value; 200,000,000 shares
   authorized; 28,743,001 and 31,100,157 shares issued
   and outstanding in 1999 and 2000, respectively......        29          31
  Additional paid-in capital...........................    74,372      95,964
  Deferred compensation................................      (780)       (118)
  Retained earnings (accumulated deficit)..............    (9,412)     28,686
                                                         --------    --------
    Total stockholders' equity.........................    64,209     124,563
                                                         --------    --------
                                                         $113,332    $202,250
                                                         ========    ========


                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                            STATEMENTS OF OPERATIONS

                     (in thousands, except per share data)

                                 Year Ended  Month Ended Year Ended  Year Ended
                                December 31, January 31, January 31, January 30,
                                    1997        1998        1999        2000
                                ------------ ----------- ----------- -----------
Revenue:
  Product.....................    $27,280      $11,420    $151,413    $374,505
  Royalty.....................      1,791        1,911       6,824         --
                                  -------      -------    --------    --------
    Total revenue.............     29,071       13,331     158,237     374,505
Cost of revenue...............     21,244       10,071     109,746     235,575
                                  -------      -------    --------    --------
Gross profit..................      7,827        3,260      48,491     138,930
                                  -------      -------    --------    --------
Operating expenses:
  Research and development....      7,103        1,121      25,073      47,439
  Sales, general and
   administrative.............      4,183          640      18,902      37,079
                                  -------      -------    --------    --------
    Total operating expenses..     11,286        1,761      43,975      84,518
                                  -------      -------    --------    --------
    Operating income (loss)...     (3,459)       1,499       4,516      54,412
Interest and other income
 (expense), net...............       (130)         (18)        (29)      1,754
                                  -------      -------    --------    --------
Income (loss) before tax
 expense......................     (3,589)       1,481       4,487      56,166
Income tax expense............        --           134         357      18,068
                                  -------      -------    --------    --------
    Net income (loss).........    $(3,589)     $ 1,347    $  4,130    $ 38,098
                                  =======      =======    ========    ========
Basic net income (loss) per
 share........................    $  (.28)     $   .10    $    .28    $   1.28
                                  =======      =======    ========    ========
Diluted net income (loss) per
 share........................    $  (.28)     $   .05    $    .15    $   1.06
                                  =======      =======    ========    ========
Shares used in basic per share
 computation..................     12,677       14,141      14,565      29,872
Shares used in diluted per
 share computation............     12,677       26,100      27,393      36,098


                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                       (in thousands, except share data)

                                                                                    Retained
                                                                                    Earnings
                           Preferred Stock     Common Stock     Additional Deferred (Accumu-      Total
                          ------------------ ------------------  Paid-in   Compen-    lated   Stockholders'
                            Shares    Amount   Shares    Amount  Capital    sation  Deficit)     Equity
                          ----------  ------ ----------  ------ ---------- -------- --------  -------------
Balances, December 31,
 1996...................   7,888,275   $ 8   11,567,374   $12    $12,317       --   $(11,300)   $  1,037
Issuance of Series D
 preferred stock, net of
 issuance costs of $30..   1,438,812     1          --    --       7,537       --        --        7,538
Grant of common stock
 options for lease
 financing and
 consulting services....         --    --           --    --         120       --        --          120
Issuance of common stock
 upon exercise of stock
 options................         --    --     2,573,211     2        828       --        --          830
Deferred compensation
 related to grant of
 common stock options...         --    --           --    --       4,277    (4,277)      --          --
Amortization of deferred
 compensation...........         --    --           --    --         --        961       --          961
Net loss................         --    --           --    --         --        --     (3,589)     (3,589)
                          ----------   ---   ----------   ---    -------    ------  --------    --------
Balances, December 31,
 1997...................   9,327,087     9   14,140,585    14     25,079    (3,316)  (14,889)      6,897
Issuance of common stock
 upon exercise of stock
 options................         --    --         1,125   --           6       --        --            6
Deferred compensation
 related to grant of
 common stock options...         --    --           --    --         361      (361)      --          --
Amortization of deferred
 compensation...........         --    --           --    --         --        360       --          360
Net income..............         --    --           --    --         --        --      1,347       1,347
                          ----------   ---   ----------   ---    -------    ------  --------    --------
Balances, January 31,
 1998...................   9,327,087     9   14,141,710    14     25,446    (3,317)  (13,542)      8,610
Issuance of common stock
 upon exercise of stock
 options................         --    --       202,775   --         348       --        --          348
Tax benefit from stock
 options................         --    --           --    --          45       --        --           45
Sale of common stock
 under public offering,
 net of issuance costs
 of $4.5 million........         --    --     3,500,000     4     37,535       --        --       37,539
Issuance and conversion
 of mandatorily
 convertible notes into
 common stock...........         --    --     1,571,429     2     10,998       --        --       11,000
Conversion of preferred
 stock into common
 stock..................  (9,327,087)   (9)   9,327,087     9        --        --        --          --
Amortization of deferred
 compensation...........         --    --           --    --         --      2,537       --        2,537
Net income..............         --    --           --    --         --        --      4,130       4,130
                          ----------   ---   ----------   ---    -------    ------  --------    --------
Balances, January 31,
 1999...................         --    --    28,743,001   $29    $74,372    $ (780) $ (9,412)   $ 64,209
Sale of common stock
 under public offering
 (over-allotment), net
 of issuance costs of
 $0.6 million...........         --    --       525,000     1      5,740       --        --        5,741
Issuance of common stock
 in connection with
 long-term software
 license................         --    --       243,902   --       5,000       --        --        5,000
Repurchase of common
 stock in settlement of
 accounts receivable....         --    --      (438,572)  --      (7,452)      --        --       (7,452)
Issuance of common stock
 from stock plans.......         --    --     2,016,826     1      7,676       --        --        7,677
Tax benefit from stock
 plans..................         --    --           --    --      10,613       --        --       10,613
Grant of common stock
 options for consulting
 services...............         --    --           --    --          15       --        --           15
Amortization of deferred
 compensation...........         --    --           --    --         --        662       --          662
Net income..............         --    --           --    --         --        --     38,098      38,098
                          ----------   ---   ----------   ---    -------    ------  --------    --------
Balances, January 30,
 2000...................         --    --    31,100,157   $31    $95,964    $ (118) $ 28,686    $124,563
                          ==========   ===   ==========   ===    =======    ======  ========    ========

                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                  Year Ended  Month Ended Year Ended  Year Ended
                                 December 31, January 31, January 31, January 30,
                                     1997        1998        1999        2000
                                 ------------ ----------- ----------- -----------
Cash flows from operating
 activities:
 Net income (loss).............    $(3,589)     $1,347      $ 4,130     $38,098
 Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in)
  operating activities:
  Depreciation and
   amortization................      1,363         219        4,006       9,006
  Stock options granted in
   exchange for lease
   financing and services......        120         --           --           15
  Amortization of deferred
   compensation................        961         360        2,537         662
  Tax benefit from employee
   stock plans.................        --          --            45      10,613
   Changes in operating assets
    and liabilities:
   Accounts receivable.........    (11,446)     (2,912)      (5,234)    (54,043)
   Inventory...................         38        (496)     (28,102)     (9,008)
   Prepaid expenses and other
    current assets.............       (237)       (316)      (1,005)     (5,161)
   Deposits and other assets...        (59)        --          (408)     (3,008)
   Accounts payable............     11,295       3,740       20,418      24,180
   Accrued liabilities.........        373          21        1,746       4,517
                                   -------      ------      -------     -------
     Net cash provided by (used
      in) operating
      activities...............     (1,181)      1,963       (1,867)     15,871
                                   -------      ------      -------     -------
Cash flows used in investing
 activities:
 Purchase of property and
  equipment....................     (2,732)       (163)      (7,899)    (11,589)
                                   -------      ------      -------     -------
Cash flows from financing
 activities:
 Borrowings (payments) under
  line of credit...............        --          --         5,000      (5,000)
 Common stock issued under
  employee stock plans.........        830           6          348       7,677
 Sale of common stock under
  public offering, net of
  issuance costs                       --          --        37,539       5,741
 Issuance and conversion of
  mandatorily convertible
  notes into common stock......        --          --        11,000         --
 Long-term payable related to
  patent license agreement.....        --          --           --          500
 Net proceeds from sale of
  preferred stock..............      7,538         --           --          --
 Payments under capital
  leases.......................     (1,037)       (373)      (1,848)     (1,897)
                                   -------      ------      -------     -------
     Net cash provided by (used
      in) financing
      activities...............      7,331        (367)      52,039       7,021
                                   -------      ------      -------     -------
Change in cash and cash
 equivalents...................      3,418       1,433       42,273      11,303
Cash and cash equivalents at
 beginning of period...........      3,133       6,551        7,984      50,257
                                   -------      ------      -------     -------
Cash and cash equivalents at
 end of period.................    $ 6,551      $7,984      $50,257     $61,560
                                   =======      ======      =======     =======
Cash paid for interest.........    $   267      $   31      $   471     $   332
                                   =======      ======      =======     =======
Cash paid for taxes............    $   --       $  --       $   --      $15,965
                                   =======      ======      =======     =======
Noncash financing and investing
 activities:
 Assets recorded under capital
  lease........................    $ 3,023      $   32      $ 2,245     $ 1,264
                                   =======      ======      =======     =======
 Deferred compensation related
  to grant of common stock
  options......................    $ 4,277      $  361      $   --      $   --
                                   =======      ======      =======     =======
 Repurchase of common stock in
  settlement of accounts
  receivable...................    $   --       $  --       $   --      $ 7,452
                                   =======      ======      =======     =======
 Issuance of common stock in
  connection with long-term
  software license.............    $   --       $  --       $   --      $ 5,000
                                   =======      ======      =======     =======
 Liabilities assumed in
  connection with long-term
  software license.............    $   --       $  --       $   --      $ 5,000
                                   =======      ======      =======     =======

                See accompanying notes to financial statements.

                              NVIDIA CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

(1) Organization and Significant Accounting Policies

 Organization

  NVIDIA Corporation (the "Company") designs, develops and markets 3D graphics processors for the PC market. The Company operates primarily in one industry segment in the United States, Asia and Europe. In April 1998, the Company was reincorporated as a Delaware corporation.

 Fiscal Year

  Effective January 1, 1998, the Company changed its fiscal year-end financial reporting period to January 31. The Company elected not to restate its previous reporting periods ending December 31. In addition, effective February 1, 1998, the Company changed its fiscal year end from January 31 to a 52- or 53-week year ending on the last Sunday in January. As a result, the first and fourth quarters of fiscal 1999 are 12- and 14-week periods, respectively, with the remaining quarters being 13-week periods. All four quarters of fiscal 2000 are 13-week periods.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with a maturity of three months or less at the time of purchase to be cash equivalents. Currently, the Company's cash equivalents consist of $54.3 million invested in money market funds.

 Inventories

  Inventories are stated at the lower of first-in first-out, cost or market. Write-downs to reduce the carrying value of obsolete, slow moving and non-usable inventory to net realizable value are charged to cost of revenue.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives, generally three to four years. Depreciation expense includes the amortization of assets recorded under capital leases. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset.

 Software Development Costs

  Software development costs are expensed as incurred until the technological feasibility of the related product has been established. After technological feasibility is established, any additional software development costs would be capitalized in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 86, Capitalization of Software Development Costs. Through January 30, 2000, the Company's process for developing software was completed concurrently with the establishment of technological feasibility, and, accordingly, no software costs have been capitalized to date. Software development costs incurred prior to achieving technological feasibility are charged to research and development expense as incurred.

 Revenue Recognition

  Revenue from product sales to all customers (excluding distributors) is recognized upon shipment, net of appropriate allowances. The Company's policy on sales to distributors is to defer recognition of sales and related gross profit until the distributors resell the product. Royalty revenue is recognized upon shipment of product by the licensee to its customers. The Company believes that the software sold with its products is incidental to the product as a whole.

                              NVIDIA CORPORATION

 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. The Company invests primarily in money market funds and limits the amount of exposure to any one financial institution. Four customers accounted for approximately 37% of the Company's accounts receivable balance at January 30, 2000. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for potential credit losses.

 Research and Development Arrangements

  The Company entered into contractual agreements to provide design, development and support services on a best efforts basis. All amounts funded to the Company under these agreements are non-refundable once paid. The Company recorded reductions to research and development expense after the services were performed based on the achievement of contractually specified milestones and the collectability of amounts was assured.

 Accounting for Stock-Based Compensation

  The Company uses the intrinsic value method to account for its stock-based employee compensation plans. Deferred compensation arising from stock-based awards is amortized in accordance with Financial Accounting Standards Board Interpretation No. 28.

 Income Taxes

  The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Fair Value of Financial Instruments

  The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of those instruments.

 Comprehensive Income

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in financial statements. The Company had no other components of comprehensive income other than the reported amounts of net income (loss) in all periods presented.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 Reclassifications

  Certain prior year amounts in the financial statements have been reclassified to conform to the current year presentation. Such reclassifications had no effect on net income (loss) or stockholders' equity.

                              NVIDIA CORPORATION

 New Accounting Pronouncement

  In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the costs of computer software intended for internal use. Effective February 1, 1999, the Company adopted SOP 98-1. There was no material change to the Company's results of operations or financial position as a result of the adoption of SOP 98-1.

 Net Income (Loss) Per Share

  Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income
(loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as-if-converted method for mandatorily convertible notes and convertible preferred stock or the treasury stock method for options and warrants. The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented:

                                          Income/(Loss)    Shares     Per Share
                                           (Numerator)  (Denominator)  Amount
                                          ------------- ------------- ---------
                                                (in thousands)
Year ended December 31, 1997
Basic and diluted net loss.............      $(3,589)      12,677      $(0.28)
                                             =======       ======      ======
One month ended January 31, 1998
Basic net income.......................      $ 1,347       14,141      $ 0.10
Effect of dilutive securities:
   Stock options outstanding...........                     2,531
   Warrants............................                       101
   Convertible preferred stock.........                     9,327
                                             -------       ------
Diluted net income.....................      $ 1,347       26,100      $ 0.05
                                             =======       ======      ======
Year ended January 31, 1999
Basic net income.......................      $ 4,130       14,565      $ 0.28
Effect of dilutive securities:
   Stock options outstanding...........                     2,906
   Warrants............................                       116
   Mandatorily convertible notes.......                       717
   Convertible preferred stock.........                     9,089
                                                           ------
Diluted net income.....................      $ 4,130       27,393      $ 0.15
                                             =======       ======      ======
Year ended January 30, 2000
Basic net income.......................      $38,098       29,872      $ 1.28
Effect of dilutive securities:
   Stock options outstanding...........                     6,003
   Warrants............................                        71
   Common stock issuable in connection
   with long-term software license.....                       152
                                             -------       ------
Diluted net income.....................      $38,098       36,098      $ 1.06
                                             =======       ======      ======

  As of January 31, 1999 and 1998, options to acquire 642,750 and 149,032 shares of common stock with weighted-average exercise prices of $8.86 and $5.50, respectively, were not included in the computation of

                              NVIDIA CORPORATION
diluted earnings per share because the options' exercise price was greater than the average market price of the Company's common shares and, therefore, the effect would be antidilutive. Options to purchase 3,735,458 shares of common stock with a weighted-average exercise price of $1.78, warrants to purchase 158,806 shares of common stock as well as 9,327,087 shares of convertible preferred stock were outstanding for the year ended December 31, 1997 but were not included in the calculation of diluted earnings per share because the Company had a net loss for that year and to do so would have been antidilutive.

(2) Balance Sheet Components

  Certain balance sheet components are as follows:

                                                         January 31, January 30,
                                                            1999        2000
                                                         ----------- -----------
                                                             (in thousands)
Inventory:
Work in-process.........................................   $15,385     $ 6,446
Finished goods..........................................    13,238      31,185
                                                           -------     -------
  Total inventory.......................................   $28,623     $37,631
                                                           =======     =======

  At January 30, 2000, the Company had noncancelable inventory purchase commitments totaling $124.6 million.

                                                         January 31, January 30,
                                                            1999        2000
                                                         ----------- -----------
                                                             (in thousands)
Property and Equipment:
Purchased engineering software..........................   $ 4,102     $17,013
Test equipment..........................................     3,625       8,103
Computer equipment......................................     9,028      14,194
Leasehold improvements..................................       475         878
Office furniture and equipment..........................     1,361       1,142
                                                           -------     -------
                                                            18,591      41,330
Accumulated depreciation and amortization...............    (6,941)    (15,444)
                                                           -------     -------
Property and equipment, net.............................   $11,650     $25,886
                                                           =======     =======

  Assets recorded under capital leases included in property and equipment were $6,637,000 and $6,892,000 as of January 31, 1999 and January 30, 2000,
respectively. Accumulated amortization thereon was $3,238,000 and $5,285,000 as of January 31, 1999 and January 30, 2000, respectively.

                                                         January 31, January 30,
                                                            1999        2000
                                                         ----------- -----------
                                                             (in thousands)
Accrued Liabilities:
Accrued sales and marketing allowances..................   $1,973      $5,377
Other...................................................    3,039       4,152
                                                           ------      ------
  Total accrued liabilities.............................   $5,012      $9,529
                                                           ======      ======

                              NVIDIA CORPORATION

(3) Stockholders' Equity

 Mandatorily Convertible Notes

  Convertible subordinated non-interest bearing notes were issued to three major customers in July and August 1998 for a total of $11.0 million. The notes were subordinated to certain senior indebtedness. On January 15, 1999, the outstanding principal balance of these notes automatically converted into 1,571,429 shares of common stock of the Company at a conversion price equal to $7.00 per share.

 Convertible Preferred Stock

  On January 22, 1999, 9,327,087 shares of preferred stock were automatically converted into common stock upon the completion of the initial public offering of common stock. As of January 31, 2000, there are no shares of preferred stock outstanding and the Company has no current plans to issue any of the authorized preferred stock.

 1998 Equity Incentive Plan

  The Equity Incentive Plan (the "Plan"), as amended and restated on February 17, 1998, provides for the issuance of up to 15,000,000 shares of the Company's common stock to directors, employees and consultants. The Plan provides for the issuance of stock bonuses, restricted stock purchase rights, incentive stock options or nonstatutory stock options. Each year on the last day of each fiscal year, starting with the year ending January 31, 1999, the aggregate number of shares of common stock that are available for issuance will automatically be increased by a number of shares equal to five percent (5%) of the Company's outstanding common stock on such date, including on an as-if-converted basis preferred stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method. In January 2000, the shares of common stock available for issuance were increased by 1,930,962 shares pursuant to this provision.

  Pursuant to the Plan, the exercise price for incentive stock options is at least 100% of the fair market value on the date of grant or for employees owning in excess of 10% of the voting power of all classes of stock, 110% of the fair market value on the date of grant. For nonstatutory stock options, the exercise price is no less than 85% of the fair market value on the date of grant.

  Options generally expire in 10 years. Vesting periods are determined by the Board of Directors. However, options generally vest ratably over a four year period, with 25% becoming vested approximately one year from the date of grant and the remaining 75% vesting on a quarterly basis over the next three years. Options granted prior to December 1997 could be exercised prior to full vesting. Any unvested shares so purchased were subject to a repurchase right in favor of the Company at a repurchase price per share that was equal to the original per share purchase price. The right to repurchase at the original price would lapse at the rate of 25% per year over the four-year period from the date of grant. As of January 30, 2000, there were 499,611 such shares subject to repurchase.

  The Company accounts for the plan using the intrinsic value method. As such, compensation expense is recorded if on the date of grant the current fair value per share of the underlying stock exceeds the exercise price per share. With respect to certain options granted during 1997 and the one month ended January 31, 1998, the Company recorded deferred compensation of $4,277,000 and $361,000, respectively, for the difference at the grant date between the exercise price per share and the fair value per share, based upon independent valuations and management's estimate of the fair value of the Company's stock on the various grant dates of the common stock underlying the options. This amount is being amortized over the vesting period of the individual options, generally four years.

                              NVIDIA CORPORATION

 Non-Employee Directors' Stock Option Plan

  In February 1998, the Board adopted the 1998 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of common stock to directors of the Company who are not employees of or consultants to the Company or an affiliate of the Company (a "Non-Employee Director"). The Compensation Committee administers the Directors' Plan. The aggregate number of shares of common stock that may be issued pursuant to options granted under the Directors' Plan is 300,000 shares.

 Stock-Based Compensation

  As permitted under Statement of Financial Accounting Standards No. 123, ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") and related Interpretations in accounting for stock-based awards to employees. Compensation cost for the Company's stock-based compensation plans as determined consistent with SFAS 123, would have increased net loss and would have decreased net income to the pro forma amounts indicated below:

                                   Year Ended  Month Ended Year Ended Year Ended
                                  December 31, January 31,  January    January
                                      1997        1998      31, 1999   30, 2000
                                  ------------ ----------- ---------- ----------
Net income (loss)--as reported..    $(3,589)     $1,347      $4,130    $38,098
Net income (loss)--pro forma....    $(3,694)     $1,046      $ (256)   $30,697
Basic net income (loss) per
 share--as reported.............    $ (0.28)     $ 0.10      $ 0.28    $  1.28
Basic net income (loss)--pro
 forma..........................    $ (0.29)     $ 0.07      $(0.02)   $  1.03
Diluted net income (loss) per
 share--as reported.............    $ (0.28)     $ 0.05      $ 0.15    $  1.06
Diluted net income (loss)--pro
 forma..........................    $ (0.29)     $ 0.04      $(0.01)   $  0.85

  The fair value of options granted in fiscal 2000 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: no dividend yield, risk free interest rate of 5.84% , expected life for the option of five years and volatility of 70%. The fair value of options granted prior to the initial public offering is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividend yield; risk free interest rate of 5.0% to 6.5%; expected life for the option of five years; and volatility of 0%. The weighted-average per share fair value of options granted during the year ended 1997, the one month ended January 31, 1998, the years ended January 31, 1999 and January 30, 2000 was approximately $.08, $1.43, $1.74, $1.45 and $13.53, respectively.

                              NVIDIA CORPORATION

  The following summarizes the transactions under the equity incentive and non-employee director plans:

                                                                      Shares
                                                         Number      Weighted
                                          Available    of Shares   Average Price
                                          for Grant   Under Option   Per Share
                                          ----------  ------------ -------------
Balances, December 31, 1996..............  3,506,606    2,176,020       0.27
  Authorized.............................  2,000,000          --         --
  Granted................................ (4,950,857)   5,000,857       1.43
  Exercised..............................        --    (2,603,836)      0.32
  Cancelled..............................    868,208     (837,583)      0.29
                                          ----------   ----------
Balances, December 31, 1997..............  1,423,957    3,735,458       1.78
  Authorized.............................        --           --         --
  Granted................................   (605,000)     605,000       5.01
  Exercised..............................        --        (1,125)      3.15
                                          ----------   ----------
Balances, January 31, 1998...............    818,957    4,339,333       2.23
  Authorized.............................  6,878,606          --         --
  Granted................................ (6,592,550)   6,612,550       7.22
  Exercised..............................        --      (202,775)      1.91
  Cancelled..............................  1,692,688   (1,692,688)      6.35
                                          ----------   ----------
Balances, January 31, 1999...............  2,797,701    9,056,420       5.12
  Authorized.............................  1,930,962          --         --
  Granted................................ (3,394,600)   3,394,600      21.60
  Exercised..............................        --    (1,789,469)      3.57
  Cancelled..............................    815,751     (815,751)      6.34
                                          ----------   ----------
Balances, January 30, 2000...............  2,149,814    9,845,800      10.97
                                          ----------   ----------

  In July 1998, the Board of Directors adopted a resolution allowing employees to exchange some or all of their existing unvested options to purchase common stock of the Company for options having an exercise price of $6.30 per share. The repriced options retain the same vesting schedule as the originally issued options, but the repriced options did not become exercisable until July 1999. Options to purchase approximately 1,253,500 shares of common stock were repriced under this program. Stock options held by executive officers and directors were not eligible for such repricing.

  During 1997 and fiscal 2000, the Company granted common stock options within the Plan to consultants for services rendered. The fair value of all option grants to non-employees has been estimated using the Black-Scholes option pricing model using the following assumptions: dividend yield--none; expected life--contractual term; risk free interest rates--6.0% to 6.5%; volatility-- 60%. The estimated fair value of these options was $120,000 and $22,000 in 1997 and fiscal 2000, respectively.

  In 1997, options to purchase 50,000 shares of common stock were granted to an outside investor during the Series D preferred stock offering. In 1998, options to purchase 20,000 shares of common stock were granted to an outside investor. As of January 30, 2000, options to purchase 35,625 shares of common stock were outstanding, of which 2,500 shares were vested.

                              NVIDIA CORPORATION

  The following table summarizes information about stock options outstanding as of January 30, 2000:

                                  Options Outstanding                Options Exercisable
                      ------------------------------------------- --------------------------
                                  Weighted Average    Weighted                   Weighted
 Range of Exercise      Number       Remaining        Average       Number       Average
 Prices               Outstanding Contractual Life Exercise Price Exercisable Exercise Price
 -----------------    ----------- ---------------- -------------- ----------- --------------
   $ 0.18 -- $ 1.30      832,798        7.26           $ 0.80        339,708      $ 0.68
     2.64 --   3.15      955,650        7.85             2.83        349,461        2.87
     4.15 --   6.30    2,006,818        8.45             6.08        537,108        5.98
     6.65 --   9.00    2,720,340        8.52             7.48        838,525        7.60
    16.38 --  20.13    1,820,194        9.43            17.93         45,901       17.01
    20.50 --  23.50    1,023,500        9.75            21.45         38,591       20.50
    34.63 --  37.38      486,500        9.89            35.98            --          --
                       ---------                                   ---------
   $ 0.18 -- $37.38    9,845,800        8.70           $10.97      2,149,294      $ 5.77
                       ---------                                   ---------

Employee Stock Purchase Plan

  In February 1998, the Board approved the 1998 Employee Stock Purchase Plan (the "Purchase Plan"), covering an aggregate of 500,000 shares of common stock. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Under the Purchase Plan, the offering period for any offering will be no longer than 27 months. Under the plan offering adopted pursuant to the Purchase Plan, each offering period has been set at six months. In June 1999, the plan was amended to increase the number of shares reserved for issuance automatically each year at the end of the Company's fiscal year for the next 10 years (commencing at the end of fiscal 2000 and ending 10 years later in 2009) by an amount equal to 2% of the outstanding shares of the Company on each date, including on an as-if-converted basis preferred stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method, up to a maximum aggregate increase of 6 million shares over the 10-year period. In January 2000, the shares of common stock available for issuance were increased by 772,385 shares pursuant to this provision.

  Employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board. Employees who participate in an offering generally can have up to 10% of their earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board, to the purchase of shares of common stock. The Board may increase this percentage at its discretion, up to 15%. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. At January 30, 2000, 128,827 shares have been issued under the Purchase Plan and 1,143,558 shares have been reserved for further issuance.

  The fair value of options granted under the Purchase Plan in fiscal 2000 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: no dividend yield, risk free interest rate of 5.21% , expected life for the option of 0.5 years and volatility of 70%. The weighted-average fair value of shares granted under the Purchase Plan during the year ended January 30, 2000 was approximately $3.92 per share.

                              NVIDIA CORPORATION

(4) Financial Arrangements, Commitments and Contingencies

 Short-term Borrowings

  In July 1999, the Company entered into an amended loan and security agreement with a bank, which included a $10.0 million revolving loan agreement with a borrowing base equal to 80% of eligible accounts. Borrowings under the line of credit bear interest at the prime rate, which was 8.5% at January 30, 2000, and are due in July 2000. Covenants governing the loan agreement require the maintenance of certain financial ratios. As of January 30, 2000, the Company had no outstanding borrowings against the line of credit.

 Lease Obligations

  The Company leases certain office facilities under operating leases expiring through 2003. Future minimum lease payments under the Company's noncancelable capital and operating leases as of January 30, 2000, are as follows (in thousands):

   Year ending January                                   Operating    Capital
   -------------------                                  ----------- -----------
   2001...............................................    $ 2,614     $2,000
   2002...............................................      2,722        705
   2003...............................................      2,431        418
                                                          -------     ------
   Total payments.....................................    $ 7,767      3,123
                                                          =======
   Less amount representing interest, at rates ranging
    from 8% to 10%....................................                   375
                                                                      ------
   Present value of minimum debt payments.............                 2,748
   Less current portion...............................                 1,786
                                                                      ------
   Long term portion..................................                $  962
                                                                      ======

  The following is an analysis of the property and equipment under capital leases by major classes:

                                                        January 31, January 30,
                                                           1999        2000
                                                        ----------- -----------
                                                            (in thousands)
   Classes of Property and Equipment:
   Computer equipment.................................    $ 4,450     $4,192
   Test equipment.....................................      1,192      1,915
   Software and other.................................        995        785
                                                          -------     ------
                                                            6,637      6,892
   Accumulated depreciation and amortization..........     (3,238)    (5,285)
                                                          -------     ------
   Leased property and equipment, net.................    $ 3,399     $1,607
                                                          =======     ======

  Rent expense for 1997, one month ended January 31, 1998, the years ended January 31, 1999 and January 30, 2000 was approximately $425,000, $52,000, $1,555,000 and $2,501,000, respectively.

 Litigation

  On April 9, 1998, the Company was notified that SGI had filed a patent infringement lawsuit against it in the United States District Court for the District of Delaware. The suit alleged that the sale and use of the Company's RIVA family of 3D graphics processors infringed a United States patent held by SGI. The suit sought unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. In July 1999, the matter settled during trial and it has been dismissed. As part of the settlement, the Company entered into agreements with SGI to create a broad strategic alliance to collaborate on future graphics technologies. As part of the agreements, SGI dismissed its patent infringement suit against the Company

                              NVIDIA CORPORATION
and the Company licensed SGI's 3D graphics patent portfolio. Additionally, SGI agreed to incorporate the Company's graphics technology into new desktop graphics systems and transfer engineering personnel to the Company during the third quarter of fiscal 2000. The Company agreed to pay SGI a total of $3.0 million in nine quarterly installments with the final payment due in May 2001. The rights to patents recorded under other assets are amortized using the straight-line method over five years.

  On May 11, 1998, S3 filed a patent infringement suit against the Company in the United States District Court for the Northern District of California. The suit alleged that the Company's sale of RIVA 128, 128ZX and TNT graphics processors infringed three United States patents owned by S3. The suit sought unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. The Company and S3 agreed to settle this case on February 1, 2000, on the basis of mutual patent cross-licenses and on February 7, 2000, the District Court entered a final judgment in the Company's favor, dismissing all of S3's claims.

  On September 21, 1998, 3Dfx filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of California alleging infringement of a 3Dfx patent. On March 2, 1999, 3Dfx added a second patent to the suit and on May 24, 1999, 3Dfx added a third patent to the suit. The amended complaint alleges that the Company's RIVA TNT, RIVA TNT2 and RIVA TNT2 Ultra products infringe the patents in suit and seeks unspecified compensatory and trebled damages and attorney's fees. The Company's current generation of products is not identified as infringing any of the patents in suit. The Company has filed an answer and counter-claims asserting that the patents in suit are invalid and not infringed. These assertions are supported by the Company's investigations to date and an opinion from the Company's patent counsel in this suit. The Company anticipates that the trial date will be set by the District Court after it rules on claims construction issues. The Company has and will continue to defend vigorously this suit. In the event of an adverse result in the 3Dfx suit, the Company might be required to do one or more of the following: (i) pay substantial damages (including treble damages); (ii) permanently cease the manufacture and sale of any of the infringing products; (iii) expend significant resources to develop non-infringing products; or (iv) obtain a license from 3Dfx for infringing products.

  In addition to the above litigation, from time to time the Company is subject to claims in the ordinary course of business, none of which in the Company's view, would have a material adverse impact on the Company's business or financial position if resolved unfavorably.

(5) Income Taxes

  The components of income tax expense are as follows:

                                Year Ended  Month Ended Year Ended  Year Ended
                               December 31, January 31, January 31, January 30,
                                   1997        1998        1999        2000
                               ------------ ----------- ----------- -----------
Current:
  Federal.....................     $--         $134        $538       $11,624
  State.......................      --          --          --            824
                                   ----        ----        ----       -------
  Total current...............      --          134         538        12,448
Deferred:
  Federal.....................      --          --         (226)       (3,923)
  State.......................      --          --          --         (1,070)
                                   ----        ----        ----       -------
  Total deferred..............      --          --         (226)       (4,993)
Charge in lieu of taxes
 attributable to employer
 stock option plans...........      --          --           45        10,613
                                   ----        ----        ----       -------
  Total income taxes..........     $--         $134        $357       $18,068
                                   ====        ====        ====       =======

                              NVIDIA CORPORATION

  The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate of 35% to income before taxes as follows:

                                  Year Ended  Month Ended Year Ended Year Ended
                                 December 31, January 31,  January    January
                                     1997        1998      31, 1999   30, 2000
                                 ------------ ----------- ---------- ----------
   Tax expense (benefit)
    computed at federal
    statutory rate.............    $(1,256)      $518      $ 1,570    $19,658
   Loss carryforward...........      1,256       (518)      (1,570)       --
   Alternate Minimum Tax.......        --         134          357        --
   State income taxes, net of
    federal tax benefit........        --         --           --       1,531
   Research and experimentation
    credit.....................        --         --           --      (1,389)
   Change in valuation
    allowance..................        --         --           --      (4,784)
   Other.......................        --         --           --       3,052
                                   -------       ----      -------    -------
     Total income taxes........    $   --        $134      $   357    $18,068
                                   =======       ====      =======    =======

  The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets are presented below:

                                            January 31, January 31, January 30,
                                               1998        1999        2000
                                            ----------- ----------- -----------
   Net operating loss carryforwards........   $3,380      $  --       $  --
   Accruals and reserves, not currently
    taken for tax purposes.................      228       2,323       4,996
   Research credit carryforwards...........    1,095       1,775         --
   Advances on development contract........      996         138         --
   Other...................................      383         774         223
                                              ------      ------      ------
   Total gross deferred tax assets.........    6,082       5,010       5,219
   Less valuation allowance................   (6,082)     (4,784)         --
                                              ------      ------      ------
   Net deferred tax assets.................   $  --       $  226      $5,219
                                              ======      ======      ======

  The valuation allowance had decreases of $1,298,000 and $4,784,000 for the year ended January 31, 1999 and the year ended January 30, 2000, respectively. Management believes that it is more likely than not that future operations will generate sufficient taxable income to realize the deferred tax assets.

(6) Development Agreement

  The Company had a strategic collaboration agreement with ST for the manufacture, marketing, and sale of certain of the Company's products. In 1996, ST paid the Company $2,500,000 for advanced royalty payments and agreed to partially support the research and development and marketing efforts for certain of the Company's products. In connection with this agreement, the Company recorded royalty revenue of $1,791,000, $1,911,000, and $6,824,000, in 1997, the one month ended January 31, 1998, and the year ended January 31, 1999, respectively. Royalty revenue decreased to zero in fiscal 2000 due primarily to reduced sales of RIVA 128 graphics processor and derivative products and disputes with ST regarding payment. The Company does not expect to record or receive royalty revenue from ST in the future. The Company also recorded a reduction to research and development cost of $1,936,000 and a reduction to sales, general and administrative expense of $314,000 in 1997. In January of 1998, ST agreed to forgive the $2,500,000 in advanced royalty payments in exchange for the Company's obligation to provide ST continued development and support on certain products developed through December 31, 1998 which was recorded as a reduction to research and development expense in fiscal 1999. Accordingly, $2,500,000 is included in accrued liabilities at December 31, 1997. The costs incurred under the development agreement approximated the amounts recorded as reduction to expenses.

                              NVIDIA CORPORATION

(7) Long-term Software Licensing Agreement

  On April 12, 1999, the Company entered into a $10.0 million five-year software licensing agreement with a supplier in the electronic design automation industry. Under this agreement, the $10.0 million is due in two installments. The first installment was settled in June 1999 for 243,902 shares of the Company's common stock valued at $5.0 million. The second installment is due on or before March 31, 2000 and may be settled in cash or in stock at the option of the Company.

(8) Stock Repurchase Agreement

  In June 1999, the Company repurchased 428,572 shares of the Company's common stock from a major customer in settlement for a portion of then outstanding accounts receivable, in the amount of $7.5 million.

(9) Segment Information

  The Company operates in a single industry segment: the design, development and marketing of 3D graphics processors for the PC market. The Company's chief operating decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The following table summarizes geographic information on net sales:

                                                           Year Ended Year Ended
                                   Year Ended  Month Ended  January    January
                                  December 31, January 31,    31,        30,
                                      1997        1998        1999       2000
                                  ------------ ----------- ---------- ----------
   U.S...........................   $29,071      $13,331    $120,788   $103,609
   Asia Pacific..................       --           --       29,649    208,832
   Europe........................       --           --        7,800     62,064
                                    -------      -------    --------   --------
   Total revenue.................   $29,071      $13,331    $158,237   $374,505
                                    =======      =======    ========   ========

  Revenues to significant customers, those representing approximately 10% or more of total revenue for the respective periods, are summarized as follows:

                                   Year Ended  Month Ended Year Ended Year Ended
                                  December 31, January 31,  January    January
                                      1997        1998      31, 1999   30, 2000
                                  ------------ ----------- ---------- ----------
   Sales
     Customer A..................      63%          59%        35%         3%
     Customer B..................      31%          39%        27%        15%
     Customer C..................      --           --         13%        17%
     Customer D..................      --           --         12%         2%
     Customer E..................      --           --         --         15%
     Customer F..................      --           --          4%        10%

                                   As of            As of            As of
                              January 31, 1998 January 31, 1999 January 30, 2000
                              ---------------- ---------------- ----------------
   Accounts Receivable
     Customer A..............        57%              19%              --
     Customer B..............        43%              28%               4%
     Customer C..............        --               18%              15%
     Customer D..............        --               14%              --
     Customer E..............        --               --               12%
     Customer F..............        --               --                6%
     Customer G..............        --               --               13%

                              NVIDIA CORPORATION

(10) Quarterly Summary (Unaudited)

                                                  Quarters Ended
                         ------------------------------------------------------------------
                          April    July     Oct.    Jan.                    Oct.
                           26,      26,      25,     31,   May 2,  Aug. 1,   31,   Jan. 30,
                          1998     1998     1998    1999    1999    1999    1999     2000
                         -------  -------  ------- ------- ------- ------- ------- --------
                                      (in thousands, except per share data)
Statement of Operations Data:
Revenue................. $28,263  $12,134  $52,303 $65,537 $71,018 $78,017 $97,015 $128,455
Cost of revenue.........  20,873   12,961   33,566  42,346  45,946  49,625  60,195   79,809
Gross profit (loss).....   7,390     (827)  18,737  23,191  25,072  28,392  36,820   48,646
Net income (loss).......  (1,021)  (9,652)   7,141   7,662   6,261   6,686  10,564   14,587
Basic net income (loss)
 per share.............. $  (.07) $  (.68) $   .50 $   .48 $   .21 $   .23 $   .35 $    .47
Diluted net income
 (loss)
 per share.............. $  (.07) $  (.68) $   .26 $   .27 $   .18 $   .19 $   .29 $    .39

(11) Subsequent Events

  On March 5, 2000, the Company entered into an agreement with Microsoft in which the Company agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in a product under development by Microsoft. The agreement provides that in April 2000, Microsoft will pay the Company $200 million as an advance against graphics chip purchases and for licensing the Company's technology. Microsoft may terminate the agreement at any time and if termination occurs prior to offset in full of the advance payments, the Company would be required to return to Microsoft up to $100 million of the prepayment and to convert the remainder into preferred stock of the Company at a 30% premium to the 30-day average trading price of the common stock. The graphics chip and the game console contemplated by the agreement is highly complex and development and release of the Microsoft product and its commercial success are dependent upon a number of factors, many of which the Company cannot control. There can be no assurance that the Company will be successful in developing the graphics chip for use by Microsoft or that the product will be developed or released, or if released, will be commercially successful.

                               NVIDIA CORPORATION

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                        Additions
                               Balance  Charged to Charged               Balance
                              Beginning Costs and  to Other              at End
        Description           of Period  Expenses  Accounts Deductions  of Period
        -----------           --------- ---------- -------- ----------  ---------
Year ended January 30, 2000
 Allowance for sales returns
  and allowances............   $2,627     4,546        --     3,081(1)   $4,092
                               ======     =====     =====     =====      ======
 Allowance for doubtful
  accounts..................   $   --     2,395        --        44(2)   $2,351
                               ======     =====     =====     =====      ======
Year ended January 31, 1999
 Allowance for sales returns
  and allowances............   $  349     6,261        --     3,983(1)   $2,627
                               ======     =====     =====     =====      ======
One month ended January 31,
 1998
 Allowances for sales
  returns and accounts......   $  100       249        --        --      $  349
                               ======     =====     =====     =====      ======
Year ended December 31, 1997
 Allowances for sales
  returns and accounts......   $   --       100        --        --      $  100
                               ======     =====     =====     =====      ======

--------
(1) Represents amounts written off against the allowance for sales returns.
(2) Uncollectible accounts written off.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution.

  The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the offering of the Securities being registered. All the amounts shown are estimates, except for the registration fee.

   SEC registration fee............................................... $105,600
   Accounting fees and expenses....................................... $150,000
   Legal fees and expenses............................................ $250,000
   Miscellaneous...................................................... $ 85,000
                                                                       --------
     Total............................................................ $590,600
                                                                       ========

  We will pay all fees and expenses associated with filing this registration statement.

Item 15. Indemnification of Officers and Directors.

  Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Amended and Restated Certificate of Incorporation and our Bylaws provide for mandatory indemnification of our directors and permissive indemnification of officers, employees and other agents to the maximum extent permitted by the DGCL. We have entered into indemnification agreements with our directors. The indemnification agreements provide the registrant's directors with further indemnification to the maximum extent permitted by the DGCL. We also have obtained directors and officers insurance to insure our directors and officers against certain liabilities, including liabilities under the securities laws.

  The underwriting agreements filed as Exhibit 1.1 and Exhibit 1.2 to the registration statement provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities under the Securities Act or otherwise.

Item 16. Exhibits And Financial Statement Schedules.

(a)Exhibits

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 1.1     Form of Underwriting Agreement for common stock.
 1.2     Form of Underwriting Agreement for debt securities.
 4.1     Amended and Restated Certificate of Incorporation. Filed as an exhibit to our registration statement on Form S-8 filed on March 23, 1999
         (Registration No. 333-74905) and incorporated herein by reference.
 4.2     Bylaws. Filed as an exhibit to our registration statement on Form S-8 filed on March 23, 1999 (Registration No. 333-74905) and incorporated herein by reference.
 4.3*    Form of Senior Debt Indenture to be entered into between NVIDIA and
         Chase Manhattan Bank and Trust Company, N.A.
 4.4*    Form of Subordinated Debt Indenture to be entered between NVIDIA and
         Chase Manhattan Bank and Trust Company, N.A.
 4.5*    Form of Senior Note.
 4.6*    Form of Subordinated Note.

 Exhibit
 Number                         Description of Document
 -------                        -----------------------
  5.1    Opinion of Cooley Godward LLP.
 10.1    Lease between NVIDIA and Sobrato Interests III for Building A, dated
         April 4, 2000.
 10.2    Lease between NVIDIA and Sobrato Interests III for Building B, dated
         April 4, 2000.
 10.3    Lease between NVIDIA and Sobrato Interests III for Building C, dated
         April 4, 2000.
 10.4    Lease between NVIDIA and Sobrato Interests III for Building D, dated
         April 4, 2000.
 12.1*   Calculation of Ratio of Earnings to Fixed Charges.
 23.1    Consent of KPMG LLP.
 23.2    Consent of Cooley Godward LLP (included in Exhibit 5.1).
 24.1*   Power of Attorney.
 25.1    Statement of Eligibility and Qualification on Form T-1 of trustee to act as trustee under indenture.

--------

*  Previously filed.

Item 17. Undertakings

  The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of
Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

The undersigned registrant further undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

    (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

    (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Forms S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on April 20, 2000.

                                          NVIDIA Corporation

                                                   /s/ Jen-Hsun Huang
                                          By: _________________________________
                                                      Jen-Hsun Huang
                                                  Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----
/s/ Jen-Hsun Huang                   President, Chief Executive      April 20, 2000
____________________________________  Officer and Director
   Jen-Hsun Huang                     (Principal Executive
                                      Officer)
   Christine B. Hoberg*              Chief Financial Officer         April 20, 2000
____________________________________ (Principal Financial and
   Christine B. Hoberg               Accounting Officer)
   Tench Coxe*                       Director                        April 20, 2000
____________________________________
   Tench Coxe
   Harvey C. Jones, Jr.*             Director                        April 20, 2000
____________________________________
   Harvey C. Jones, Jr.
   Mark A. Stevens*                  Director                        April 20, 2000
____________________________________
   Mark A. Stevens
   A. Brooke Seawell*                Director                        April 20, 2000
____________________________________
   A. Brooke Seawell
   James C. Gaither*                 Director                        April 20, 2000
____________________________________
   James C. Gaither
   William J. Miller*                Director                        April 20, 2000
____________________________________
   William J. Miller
 .     /s/ Jen-Hsun Huang
*By: _______________________________
     Jen-Hsun Huang
       Attorney-in-fact

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